              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                               ON JANUARY 26, 1998

                                    FORM 20-F

           [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

            [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                      FOR THE FISCAL YEAR ENDED __________

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OF 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

               FOR THE TRANSITION PERIOD FROM _______ TO _______

                         Commission file number _______

                        Minco Mining & Metals Corporation
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                      Province of British Columbia, Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

       Suite 1200 - 543 Granville Street, Vancouver, B. C., Canada V6C 1X8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.


            Title of each                               Name of each exchange
                class                                    on which registered

                 N/A                                             N/A
          -----------------                           --------------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares without par value
                    -----------------------------------------
                                (Title of Class)


        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                       N/A
                           --------------------------
                                (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. N/A

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes [ ]     No  [ ]               Not applicable

        Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [X] Item 18 [ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

        Yes [ ]     No  [ ]               Not applicable

        Except as otherwise noted, all dollar amounts are presented in Canadian dollars. As of January 21, 1998, the exchange ratio of Canadian dollars into United States dollars was $1.4437 Canadian to $1.00 United States dollar.


                                TABLE OF CONTENTS

Part I  ...................................................................................  7

Item 1. Description of Business............................................................  7
        Introduction.......................................................................  7
        Background.........................................................................  7
        Intercorporate Relationships.......................................................  8
        The PCR Agreement.................................................................. 10
        The Teck-Cominco Agreements........................................................ 11
        Temco Option Agreement............................................................. 13
        The FGEB Cooperation Agreement..................................................... 14
        Financing.......................................................................... 15
        Immediate Business Plan............................................................ 16
        Risk Factors....................................................................... 16
        People's Republic of China - Background Information................................ 20
        Legal Framework for Chinese-Foreign Co-operative Joint Ventures.................... 25

Item 2. Description of Property............................................................ 29
        General............................................................................ 29
        Independent Consultants' Reports................................................... 29
        The Chapuzi Property............................................................... 30
               Acquisition................................................................. 30
               Location and Description.................................................... 31
               Exploration and Development History......................................... 32
               Geology and Mineral Deposits................................................ 33
               Proposed Exploration and Development Program................................ 34
        Emperor's Delight Property......................................................... 36
               Acquisition................................................................. 36
               Location and Description.................................................... 38
               Exploration and Development History......................................... 38
               Geology and  Mineral Deposits .............................................. 39
               Proposed Exploration and Development Program................................ 40
        Lengkou Properties................................................................. 42
               Acquisition................................................................. 42
               Exploration and Development History......................................... 43

               Geology and Mineral Deposits.................................................43
               Exploration and Development Plan.............................................43
        Changba-Lijiagou Property...........................................................44
               Acquisition..................................................................44
               Location and Description.....................................................45
               Exploration and Development History..........................................46
               Geology and Mineral Deposits.................................................46
               Proposed Exploration and Development Program.................................47
        Stone Lake Property.................................................................48
               Acquisition..................................................................48
               Location and Description.....................................................49
               Exploration and Development History..........................................50
               Proposed Exploration and Development Program.................................50
        Crystal Valley Property.............................................................51
               Acquisition..................................................................51
               Location and Description.....................................................51
               Exploration and Development History..........................................52
               Geology and Mineral Deposits.................................................52
        Other PRC Properties of the Registrant..............................................53
               Tian Shan  (or "Heavenly Mountains") Properties..............................53
               Xifanping Property...........................................................56
               White Silver Mountain Property...............................................57
        Savoyardinski Gold Project, Kyrgyzstan..............................................57
               Acquisition..................................................................57
               Location and Description.....................................................58
               Geology and Mineral Deposits.................................................58
               Exploration and Development Plan.............................................58

Item 3. Legal Proceedings...................................................................59

Item 4. Control of Registrant...............................................................59
        Performance Shares or Escrow Securities.............................................59

Item 5.  Nature of Trading Market...........................................................62

Item 6. Exchange Controls and Other Limitations Affecting Security Holders..................63
        People's Republic of China..........................................................63
        Canada .............................................................................63

Item 7. Taxation............................................................................64

        People's Republic of China..........................................................64
        Canadian Federal Income Tax Considerations..........................................64
        United States Tax Considerations....................................................66

Item 8. Selected Financial Data.............................................................68
        Financial Statements................................................................68

Item 9. Management's Discussion and Analysis of Financial Condition
          and Results of Operations.........................................................71
        General.............................................................................71
        Liquidity and Capital Resources.....................................................72
        Results of Operations...............................................................73
        Expenditures on Properties of the Registrant........................................74
        Outlook.............................................................................75

Item 9A. Quantitative and Qualitative Disclosures About Market Risk.........................76

Item 10. Directors and Officers of Registrant...............................................76

Item 11. Compensation of Directors and Officers.............................................78

Item 12. Options to Purchase Securities from Registrant or Subsidiaries.....................79

Item 13. Interest of Management in Certain Transactions.....................................79

Part II ....................................................................................81

Item 14. Description of Securities to be Registered.........................................81
        (a)  Capital Stock To Be Registered.................................................81

Part III....................................................................................82

Item 15. Defaults Upon Senior Securities....................................................82

Item 16. Changes in Securities and Changes in Security for Registered Securities............82

Item 17. Financial Statements...............................................................82

Item 18. Financial Statements...............................................................83

Financial Statements and Exhibits...........................................................83
        Exhibit Index.......................................................................83
        Consolidated Financial Statements...................................................87

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

INTRODUCTION

Minco Mining & Metals Corporation ("the Registrant") is a British Columbia corporation, the stock of which is traded on the Vancouver Stock Exchange and the Toronto Stock Exchange (trading symbol MMM), engaged in the acquisition of base and precious metal mineral projects in the People's Republic of China ("PRC"). THE REGISTRANT HAS NO AFFILIATION WITH 3M CORPORATION. The Registrant's wholly-owned subsidiary, Triple Eight Mineral Corporation ("Temco"), is a British Virgin Islands corporation also engaged in the acquisition and exploration of mineral projects in the PRC.

At present, none of the properties in which the Registrant has rights have a known body of commercial ore, nor are any of such properties at the commercial development or production stage and all such properties are in the exploration stage. This fact increases the uncertainty and risks faced by investors. (See "Risk Factors" and Item 2 - "Properties of the Registrant," below.)

BACKGROUND

The Registrant was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd." Effective September 14, 1989, the Registrant changed its name to "Consolidated Caprock Resources Ltd.", consolidated its share capital on the basis of one new share for every five old shares and increased its authorized capital to 20,000,000 common shares without par value. At some time prior to February 8, 1993, the Registrant had become inactive and had no significant operations or assets.

   Current management acquired its interest in the Registrant as a result of a series of transactions in February 1993. At that time, the Registrant was a "shell corporation;" it had been declared inactive and trading of its shares had been suspended on the Vancouver Stock Exchange. The assets, management and activities of the Registrant since February 8, 1993, have no continuity with its assets, management or activities prior to that time. Current management has no information regarding activities of the Registrant prior to February, 1993, except that shown in official records, shareholder records and audited financial statements for such prior periods.

   Effective February 8, 1993, the Registrant changed its name to its current name, consolidated its share capital on the basis of one new share for every three old shares and increased its authorized capital to 20,000,000 common shares without par value. In February, 1993, as part of the transactions by which current management acquired its interest in the Registrant, the Registrant acquired the Chapuzi Property (see Item 2 - "The Chapuzi Property.") and was reinstated as an active company on the Vancouver Stock Exchange. On February 19, 1993, the Registrant entered into three agreements, the "PCR Agreement," and the "Teck-Cominco Agreements," both described below (See Item 1 - "The PCR Agreement" and "The Teck-Cominco Agreements.") Effective July 8, 1996 the Registrant increased its authorized capital to 100,000,000 common shares without par value.

The Registrant completed two private placements of its securities in 1995 and 1996, involving a total investment of $9,660,000, followed by a registration on the Vancouver Stock Exchange of the securities issued in the last such private placement. Such investments also involved contractual alliances with certain other major Canadian mining companies and the acquisition of various interests in mineral projects located in China.

INTERCORPORATE RELATIONSHIPS

The Registrant has one wholly-owned subsidiary, Triple Eight Mineral Corporation ("Temco"), a corporation organized on September 1, 1995 under the laws of the British Virgin Islands and having a statutory office at Arawak Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. The Registrant initially acquired a 60% equity interest in Temco pursuant to the PCR Agreement and later acquired the balance of the equity interest from China Clipper Gold Mines, . See "The PCR Agreement" below. Temco has the right to acquire a 55% equity interest in a Chinese company, Chengde Huajia Mining Industry Co. Ltd. ("Huajia"),which has been incorporated for the purpose of conducting the joint venture business in respect to the Emperor's Delight Property (see Item 2 - "The Emperor's Delight Property," below).

   The following chart sets forth the Registrant's corporate structure, including its subsidiary, their jurisdiction of incorporation, and the various mineral properties held by each of them:

                                      Mining and Metals
                                        Corporation
                                     (British Columbia)

100% owned        Option to earn up   Option to earn up    Option to earn   Letter of      80% joint        80% joint
                  to 75% interest     to 60% interest       75% interest     Intent         venture          venture
                                                                                            interest         interest

Triple Eight      Chapuzi Property     Changba-Lijiagou    West Tian Shan   Xifangping    White Silver     Savoyardinsky
  Mineral         (Mianning County,   Property (Cheng        Property       Property       Mountain          Property
  Corporation     Sichuan Province)    County, Gansu      (Xinjiang Uygur   (Sichuan        Property        (Kyrgyzstan)
 (British                                 Province          Autonomous      Province    (Gansu Province)
 Virgin Islands)                                              Region,
                                                             Xinjiang
                                                             Province)

Option to earn    Exclusive right      Exclusive right
  up to 55%        to negotiate         to negotiate
  interest         joint venture        joint venture
                    agreement            agreement

Chengde Huajia      Stone Lake         Crystal Valley
  Mineral            Property            Property
Industry Co.,         (Hebei              (Hebei
 Ltd. (China)        Province)           Province)

  Emperor's      Lengkou Property
   Delight       (Hebei Province)
  Property
  (Chongli
   County,
   Hebei
  Province

THE PCR AGREEMENT

On February 19, 1996, the Registrant entered into an agreement with Pacific Canada Resources, Inc. ("PCR"). PCR was a private company controlled by Ken Cai and Donald Hicks, both of whom became directors of the Registrant upon completion of the transaction. Prior to that time PCR was not affiliated with the Registrant. Pursuant to the PCR Agreement, the Registrant acquired rights to PCR's portfolio of base and precious metal property agreements and acquisition rights in China, some of which were held directly and some of which were held by PCR's subsidiary, Temco. At that time, Temco was operated as a joint venture, and China Clipper Gold Mines, Ltd. ("China Clipper"), a publicly traded Ontario corporation, held a forty percent equity interest in Temco. On February 27, 1997, the Registrant purchased all of China Clipper's beneficial interest in Temco for $175,000. As a result, all co-venture relationships between the parties ended and all of China Clipper's interests and other rights that it may have held in respect to joint venture businesses were transferred to the Registrant. Prior to selling its interest in Temco, China Clipper had contributed certain amounts to the capital of the joint venture or its operations. See "Item 2 - Emperor's Delight Property"

Pursuant to the PCR Agreement, PCR assigned to the Registrant all of its interests in and to the following agreements:

2. A Co-operation Agreement regarding certain mineral deposit properties, dated November 24, 1994 between PCR, Patrician Gold Mines Ltd. and the First Geoexploration Bureau of Ministry of Metallurgical Industry. The interests of Patrician Gold Mines Ltd. were subsequently assigned to China Clipper and later been assigned to Temco. See "The "FGEB Co-operation Agreement" below.

3. A Joint Venture Contract dated December 25, 1995 between Geoexploration Corporation of the First Geoexploration Bureau ("GEC-FGEB"), a subsidiary of the Ministry of Metallurgical Industry of the government of the PRC, and Temco regarding the exploration and development of the Emperor's Delight Property (the "Emperor's Delight Joint Venture Agreement.") See Item 2 - "The Emperor's Delight Property."

4. An Option Agreement dated March 3, 1995 between PCR and Orient Gold Mines Ltd. (the "Temco Option Agreement"). The Registrant has succeeded to the interests of Orient gold Mines, Ltd., as well as its remaining obligations thereunder, by its acquisition of all the equity interest in Temco.

The Registrant's interests in the FGEB Co-operation Agreement and the Emperor's Delight Joint Venture Agreement are held through the Registrant's subsidiary Temco and are subject to the terms and conditions of the Temco Option Agreement. See "Temco Option Agreement", below.

The PCR Agreement also granted the Registrant exclusive rights of first refusal to all agreements relating to base and precious metal properties located in China acquired by PCR over the succeeding four years. In consideration of the transfer, the Registrant issued 7,280,000 common shares to PCR, 2,400,000 of which were restricted for a period of one year and are now free trading. The 2,400,000 shares not subject to escrow restrictions were issued at a deemed value of $0.97 per share on the basis of a valuation of the Emperor's Delight Property by A.C.A. Howe International Limited dated March 14, 1995. The balance of 4,800,000 shares are subject to the terms of an Escrow Agreement dated February 19, 1996 and will only be released upon the Registrant satisfying certain earn out requirements more particularly described in Item 4 below under the subheading "Performance Shares or Escrow Securities". The escrowed shares are subject to an earn-out at the rate of $0.97 per share, based on: (i) the valuations of the properties acquired, as determined by a qualified independent consultant; (ii) one share for each $1.81 of expenditures on exploration or development of the properties; or (iii) cumulative cash flows from the properties. As further consideration for the PCR Agreement, the Registrant agreed to reimburse PCR for a total of $97,800 in legal, accounting and consulting fees paid by PCR. Included in this amount is a total of $75,800 in consulting fees paid to Kaisun Group (Canada) Inc. and 1066098 Ontario Inc., private companies controlled by Ken Cai and Donald Hicks, respectively.

Under the PCR agreement, PCR has the right to designate two (out of five) directors of the Registrant and upon enlargement of the board to seven members, one new member is to be a nominee of PCR. See Item 10 and Item 13, below.

The Temco acquisition has been treated by the Registrant as a reverse-take over for accounting purposes. See "Financial Statements" attached hereto as Item 17.

THE TECK-COMINCO AGREEMENTS

Simultaneously, and in connection with the PCR agreement, the Registrant and PCR entered into separate, but related agreements respectively dated February 19, and February 20, 1996(collectively the "Teck-Cominco Agreements") with Teck Corporation ("Teck") and Cominco Ltd. ("Cominco"), which are both major public Canadian mining companies traded on the Toronto Stock Exchange. Pursuant to these agreements, Teck and Cominco each invested $500,000 in the Registrant, and received 625,000 units, each unit consisting of one common share of the Registrant and one fifth of a non-transferrable common share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share at a price of $1.20 on or before February 20, 1997 or $1.38 on or before February 20, 1998. The shares purchased by Teck and Cominco were "restricted shares" under the rules of the British Columbia Securities Commission until February 20, 1997. See Item 14. Teck exercised its warrants prior to February 20, 1997. The warrants issued to Cominco are still exercisable, at a price of $1.38 per share, until February 20, 1998.

As partial consideration for the investments by Teck and Cominco, they received "earn-in rights" as to the Non-Chinese Interest ("NCI") in any two mineral property rights acquired by the Registrant or PCR in the PRC, after the date of the Teck-Cominco Agreements until March 1, 2004.

The Earn-In Rights provide that upon the Registrant or PCR procuring a base or precious metal project, and after preliminary work by the Registrant, Teck and Cominco shall first determine whether such project is to be governed by the Teck-Cominco Agreements. If they determine that it is to be so governed, the project shall automatically be transferred by PCR to the Registrant at cost and Teck and Cominco shall hold Earn-In Rights in respect to such property. If Teck and Cominco determine that the project is not to be governed by the Teck-Cominco Agreements, the Registrant shall thereafter have the right to elect whether or not to have the project assigned to it at cost.

If Teck and Cominco determine that a base or precious metal project is to be governed by the Teck-Cominco Agreements, their Earn-In Rights shall be exercisable in one of two ways, depending on whether the project is determined to be a "development property" or an "exploration property" under the Teck-Cominco Agreements, which determination is made solely by Teck and Cominco. If determined to be a development property, Teck and Cominco shall have the right to acquire 70% of the non-Chinese interest in such property and to become the operator of the project by completing, at their sole cost, any further project work and the final feasibility report on the project. Teck and Cominco must then arrange for 70% of the costs required to be provided by the non-Chinese parties to place the property into commercial production. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their Earn-In Rights in respect to the development project.

If a project is determined to be an exploration property, Teck and Cominco shall have the right to acquire 51% of the non-Chinese interest in such exploration property and to become the operator of programs on the property. To earn this 51% interest, Teck and Cominco must fund the final feasibility study on the project and arrange for all financing required to be provided by the non-Chinese parties to place the property into commercial production, as determined in the feasibility study. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their Earn-In Rights in respect to the exploration project.

Each property for which Teck or Cominco have exercised an Earn-In Right shall be governed by its own separate joint venture agreement which will include a provision that if the Registrant's interest is diluted to 10% or less, such interest will be converted to a 1% net smelter return royalty. The agreements further provide that Cominco (in the case of a base metal property) or Teck (in the case of a precious metal property) shall be the designated operator of the property on behalf of the joint venture which shall be formed to exploit any such property.

The Teck-Cominco Agreements contain provisions under which Teck and Cominco agree, subject to certain limitations, not to increase their share holdings in the Registrant beyond 20% of the common shares, nor to reduce them beyond 50% of their initial ownership, which limitations expire upon certain changes in control of the Registrant. Teck and Cominco have a right of first refusal to purchase common shares of the Registrant in any future offerings, so as to maintain their percentage ownership of the Registrant.

After Teck and Cominco have exercised their Earn-In Rights in an aggregate of two projects procured by PCR or the Registrant, Teck and Cominco shall have further preferential rights of purchase in respect to further properties identified by PCR or the Registrant for a period of three years after the exercise of their Earn-In Rights. These preferential rights of purchase will apply only in circumstances where PCR or the Registrant, if the Registrant has elected to acquire a project identified by PCR, intend to offer an interest to third parties or have received an offer to purchase, earn or acquire an interest in such properties from third parties.

The rights of Teck and Cominco under the Teck-Cominco Agreements shall only apply to projects secured by PCR or the Registrant on or before March 1, 2004.

TEMCO OPTION AGREEMENT

Pursuant to the Temco Option Agreement, PCR granted China Clipper's predecessor, Orient Gold Mines Ltd., an option to earn a 40% equity interest in Temco by expending $500,000 on the Chinese mineral properties which are the subject matter of the GEC-FGEB Co-operation Agreement. China Clipper completed its earn-in obligation and held 40% of the issued shares of Temco prior to these shares being purchased by the Registrant in February of 1997.

The terms of the Temco Option Agreement provided that in order to maintain its 60% interest, the Registrant had the obligation to fund 40% of further expenditures on the mineral properties underlying the GEC-FGEB Co-operation Agreement until a total of $8,000,000 had been spent by the parties (excluding the initial $500,000 expended by China Clipper). In order to maintain its 40% interest, China Clipper had the obligation to fund 60% of further expenditures until $8,000,000 in total has been spent. The GEC-FGEB Co-operation Agreement further provides that 20% of such expenses shall be deemed to be credited to the Registrant for the purposes of calculating each party's respective interests in Temco until such time as $8,000,000 in total has been spent. Subsequent to the expenditure of $8,000,000, each party was to contribute based on its pro rata interests in Temco. If either party had diluted down to less than a 20% equity interest in Temco pursuant to a standard dilution formula, such diluted party would have relinquished its remaining equity interest and received as consideration therefor a 12.5% net profits royalty interest and a lump sum of $100,000 also payable from net profits.

As the initial project being undertaken by Temco involves the Emperor's Delight Property, China Clipper's funding obligations corresponded to the timing of Temco's obligations to fund expenditures under the Emperor's Delight Joint Venture Agreement. Pursuant to this Agreement, as at December 31, 1996, China Clipper had paid U.S.$396,000 to Temco as part of its U.S.$2,640,000 exploration commitment on the Emperor's Delight Property.

On February 27, 1997, the Registrant entered into an agreement with China Clipper wherein its joint venture business with China Clipper was terminated by mutual agreement. The Registrant purchased all of China Clipper's beneficial interest in Triple Eight Mineral Corporation ("Temco") for $175,000. In so doing, Temco became wholly-owned by the Registrant and, incidental thereto, all co-venture relationships between the Registrant and China Clipper ended and all of China Clipper's interests and other rights that it may have held in respect to joint venture business were transferred to the Registrant.

THE FGEB COOPERATION AGREEMENT.

A coooperation agreement was entered into regarding certain mineral properties, dated November 24, 1994, between PCR, Patrician Gold Mines, Ltd., and the First Geoexploration Bureau of the Ministry of Metallurgical Industry ("GEC-FGEB"), the interests of Patrician Gold Mines Ltd., having been subsequently assigned to China Clipper Gold Mines, Ltd., and then to Temco. Under the FGEB Co-operation Agreement, a framework was established for the negotiation of joint venture agreements in respect to each of the Emperor's Delight, Stone Lake and Crystal Valley Properties. See Item 2 - Properties of the Registrant, below.

At present, a joint venture agreement has been finalized only in respect to the Emperor's Delight Property which is described in greater detail below. See Item 2 - "Emperor's Delight Property." This agreement supersedes the FGEB Co-operation Agreement insofar as it relates to the Emperor's Delight Property. The Registrant is still negotiating the terms of possible joint venture agreements with FGEB in respect to each of the Stone Lake and Crystal Valley Properties, which negotiations are expected to be concluded in 1997. However, there is no assurance that such joint venture agreements will ever be concluded.

Pursuant to the terms of the FGEB Co-operation Agreement, the Registrant has the exclusive right to negotiate joint venture agreements on behalf of Temco with GEC-FGEB in respect to the Stone Lake and Crystal Valley Properties, with such right enduring for so long as the parties continue to negotiate in good faith. Such joint venture agreements will require GEC-FGEB to contribute to the joint ventures the exploration interests in the properties and the required exploration and development permits, as well as all technical data available to GEC-FGEB in respect to such mineral properties. Temco is required to contribute certain technology as well as capital for the further exploration and development of the subject properties. The joint venture agreements will entitle Temco to earn no less than a 55% undivided interest in any joint venture involving a gold property and a 60% undivided interest in any joint venture involving a base metals property.

The extent of the capital contributions required to be made by Temco under the to-be-negotiated new joint venture agreements will be a function of: (i) the total amount of capital expended by GEC- FGEB, other levels of Chinese government and other Chinese legal entities (the "Chinese Entities") on the subject properties prior to the date of finalization of a joint venture agreement; and, (ii) the percentage interest in the joint venture which Temco may earn. For example, if the Chinese Entities have expended the equivalent of U.S.$400,000 and if Temco is granted the right to earn a 60% interest in the joint venture, then the amount required to be expended by Temco in order to earn the 60% interest will be U.S.$600,000. After Temco has earned its initial equity interest in the joint venture, each party to the joint venture will be required to contribute additional capital based on their respective pro rata interests, with standard dilution provisions applicable to non-contributing parties.

It is possible that any final joint venture agreements concluded will vary from the terms set out in the FGEB cooperation Agreement, but the extent and nature of any such variations cannot be predicted.

FINANCING

   On June 27, 1996, the Registrant completed a private placement of 3.2 million Special Warrants at a price of $2.55 per Special Warrant, for gross proceeds of $8,160,000. Each unit consisted of one common share and one half of a non-transferrable common share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of $2.55 per share until one year after the date of issuance of the warrant upon exercise of the Special Warrant. The expiration date of such warrants was subsequently extended until 4:30 P.M. on June 30, 1998. Special Warrants were automatically exercised without payment of further consideration five days after issuance of a receipt for a final prospectus by the British Columbia Securities Commission, relating to the qualification of the common shares, on December 20, 1996. Upon such qualification, the common shares became freely tradable in British Columbia; prior to such date they were "restricted securities" under the rules of the British Columbia Securities Commission. See Item 14.

   Proceeds of this private placement financing, as well as the earlier investments by Teck and Cominco are intended to be used for exploration and development expenditures in connection with the Registrant's mineral projects located in the PRC, for working capital, and for acquisition of additional projects. See "Immediate Business Plan," below.

IMMEDIATE BUSINESS PLAN

For the first six months of 1998, the Registrant's business plan is to conduct exploration activities, as discussed in Item 2 below, with respect to each individual property. Where results of exploration warrant, the Registrant will proceed, on a property-by-property basis to take further steps toward the final creation of a joint venture for each such property. Proposed budgets for exploration work with respect to each property are discussed in Item 2 below. The Registrant believes that the proceeds of its 1996 private placements of special warrants together with possible contributions pursuant to the Teck-Cominco Agreement will be sufficient to fund such work for 1997. The Registrant may also enter into various agreements with other companies under which these companies may fund various portions of exploration or development work for a specific property and will earn interests in such properties to be negotiated at the time. Such arrangements already exist in connection with the Teck- Cominco Agreement; except for these arrangements, no such other agreements have been entered into, and there can be no guarantee that any such other agreements will be concluded on advantageous terms, or at all.

RISK FACTORS

The business of the Registrant is subject to a number of significant risk factors associated with the business of mineral exploration generally, the fact that the Registrant is in the exploration stage, specific factors relating to the financial and competitive position of the Registrant, and the fact that all its prospects are located in the PRC. The following discussion identifies various risks in these categories, some of which are discussed at greater length elsewhere herein. The order in which the various risks is discussed in not intended to indicate their relative importance or likelihood of occurrence, nor should it be assume that all possible risks are discussed. These factors should be kept in mind when reviewing all the information contained herein.

1. MINERAL EXPLORATION INDUSTRY. The Registrant is engaged in the exploration for minerals which always involves a high degree of geological, technical and economic uncertainty.

2. EXPLORATION STAGE. The Registrant is in the exploration stage, none of the properties in which it has interests are currently in commercial production, and none of them contain proven reserves. In order to obtain more reliable information on which to base decisions about possible development of a prospect, it is necessary to expend significant time and money, and many of such prospects will turn out not to be worth further development. The Registrant may thus expend significant amounts of financing and effort on any or all of its properties without finding proven reserves or reaching a stage of commercial production.

3. FINANCING. Although the Registrant believes that it has sufficient financing to conduct its currently planned programs of exploration on existing prospects, it does not have sufficient financial resources available to undertake additional exploration or development programs. Further exploration or commercial development, if warranted, would require additional financing. There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.

4. TECK-COMINCO AGREEMENTS. The Teck-Cominco Agreements grant those companies the right ("earn-in rights") to become the operators of an aggregate of two future properties of the Registrant, on terms advantageous to them, as well as certain preferential rights to other future projects for a period of three years after exercise of their earn-in rights. The existence of these rights may inhibit the Registrant's ability to obtain financing on future projects. See "The Teck- Cominco Agreements" above.

5. MINERAL PRICES. The prices which the Registrant can obtain for any minerals produced from any of its prospects will generally be subject to fluctuations in the world commodity prices for any such minerals. Such fluctuations are neither predictable nor controllable by the Registrant. Specific factors relating to the Registrant's business, the quality of any minerals produced and factors peculiar to doing business in the PRC may reduce the prices obtainable below those prevailing on the world market.

6. COMPETITION. The Registrant competes and will compete with other companies for the acquisition of mineral concessions and other interests. Many of such companies are large established companies with greater financial, technical and management resources than the Registrant.

7. POSSIBLE CONFLICTS OF INTEREST. Certain of the Registrant's officers and directors, serve as officers, directors or employees of other mineral resource companies, and to the extent that such other companies may compete for or participate in mineral prospects in which the Registrant may have such interests, such persons may have a conflict of interest. In this regard, it should be noted that PCR and Tech-Cominco have the right to name persons to the Registrant's Board of Directors. See "The PCR Agreement" and "the Teck-Cominco Agreements," above.

8. UNINSURED HAZARDS. The Registrant may become liable for hazards against which it is not insured, either because insurance is unobtainable, or not available at an economic cost.

9. ENVIRONMENTAL HAZARDS. Existing and possible future legislation could create significant additional uninsured or uninsurable liabilities, and/or cause additional expense and delay in the activities of the Registrant.

10. ENFORCEMENT OF CIVIL LIABILITIES. As substantially all of the assets of the Registrant and its subsidiary, as well as the Registrant's jurisdiction of incorporation and the residences of its officers and directors are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Registrant and its subsidiaries or the directors and officers of the Registrant resident outside of the United States.

11. RISKS RELATED TO DOING BUSINESS IN THE PRC. Various matters which are specific to doing business in the PRC may create additional risks or increase the degree of such risks associated with the Registrant's activities. Such factors, some of which are discussed at greater length below (See "Doing Business in the PRC",) are:

   Governmental Approvals. The establishment, operation and terms of the joint ventures through which any mineral particular mineral property is to be explored or operated are all subject to obtaining PRC governmental approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, environmental regulations and the like. Depending on the scope of the operation, its location, and the particular issues involved, the level of government from which approvals must be sought and the process involved will vary. Neither the time required, the costs involved (both of which could be significant), nor the ultimate probability of obtaining any such approvals can be predicted.

   Gold Prices and Sales In addition to fluctuations in the world price and demand for gold, any gold produced in the PRC is subject to mandatory sale to the People's Bank of China at prices which have recently approximated 90% of the price of gold as fixed by the London Metals Market, but which could change unfavorably in the future.

   Currency Prices and Convertibility. The PRC's currency, the Renminbi ("RMB"), is not freely convertible into foreign currency. China's central bank publishes daily the RMB exchange rate against the U.S. dollar and other major international currencies, largely entirely, based on supply and demand of foreign currency. In recent years, there has been significant devaluation of the RMB against the U.S. dollar. Economic and legal restrictions on the availability of foreign currency and the right to repatriate funds may adversely affect the performance of the Registrant when measured in terms of U.S. dollars.

   Environmental Regulations The Registrant's operations are subject to environmental regulations promulgated by various PRC government agencies from time to time. Although PRC environmental regulations are currently apparently less stringent than those in the United States, this fact may change. Violation of existing or future PRC environmental rules may result in various fines and penalties. The Changba-Lijiagou Project may present a particular risk as the environmental conditions in the smelter town of Baiyin are appalling by North American standards. The cost of compliance with existing or future environmental regulations may adversely affect the results of Registrant's operations.

   Politics of China The Registrant's investments may be adversely affected by political, economic and social uncertainties in the PRC. Although the PRC central government has pursued economic reform policies for the past 18 years and has repeatedly reiterated its commitment to such policies, no assurance can be given that it will continue to pursue those policies or that any such policies, including, but not limited to, laws regarding taxation, may not be significantly and adversely altered, especially in the event of a change of leadership, social or political disruption or unforeseen circumstances affecting China's political, economic and social structure. The possibility of such changes, and their unpredictability may be exacerbated by the authoritarian, one party nature of the PRC regime.

   Legal System Despite considerable activity in recent years to develop the PRC legal system and to protect rights of foreign enterprises, the PRC does not yet have a comprehensive system of laws. In addition, enforcement, operation and interpretation of existing laws may be uncertain, sporadic or inconsistent. China's judiciary is relatively inexperienced in enforcing laws that do exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction. The interpretation of the laws of China may be subject to policy changes reflecting domestic political changes. The ability of the PRC judiciary to review or control administrative agencies or their actions is uncertain.

   Economic Planning The economy of the PRC is a planned economy subject to five year plans, with national economic goals adopted by the central government. At present, the PRC Economic and Trade Office has emphasized greater decentralization and utilization of market forces for allocation of resources. The central government has repeatedly said that economic development will follow a model of market economy under socialism. It is expected that the

PRC will continue to strengthen economic ties with foreign countries and that development in China will follow market forces, but there can be no guarantee of that.

   Title Matters and Surveys. The Registrant's interests in all its prospects are subject to the Mineral Resources Law of the PRC enacted March 19, 1986 and amended effective January 1, 1997, which provides that "Mineral resources shall be owned by the State." and "The State's ownership of mineral resources shall be exercised by the State Council." Title investigation is difficult or impossible in the PRC and thus the level of title investigation in respect to most, or all, of the Registrant's properties has been limited. Although the Registrant is not aware of any specific title defects, this should not be construed as a guarantee of title. Title to the properties may be affected by undetected defects such as unregistered agreements or transfers. So far as Registrant is aware, none of the properties in which it has an interest has been surveyed, and their actual extent and location may therefore be in doubt.

   Reliability of Information. The information herein regarding the PRC, its government, economy and industries has been obtained from a variety of PRC government and industry officials and sources. Independent verification of this information is not available. Official statistics in relation to the PRC, including its economy and industries may also be produced on a basis different from that used in more developed countries or countries with different political systems. If such official statistics are materially inaccurate, or not easily comparable to those of the United States, the present and future economic prospects of the PRC, including its economy and industries, as well as the prospects for the Registrant's business, could be materially and adversely affected. Much of the information on which the Registrant and its consultants have based their decisions regarding the Registrant's mineral prospects is also based on information provided by PRC governmental officials, geologists and mining engineers, and cannot be independently confirmed. Accordingly, the reliability of geological and mineral information regarding the properties, the costs of labor, operation and construction may be less than if it were based on information independently obtained by the Registrant.

PEOPLE'S REPUBLIC OF CHINA - BACKGROUND INFORMATION

The following is a general description of China's governmental organization, currency regulation, foreign investment in China and the history of gold mining therein and has been compiled by the Registrant from various sources:

   General Information

The People's Republic of China is located in the eastern part of Asia. It is bordered by fourteen countries, including India, Kazakhstan, Mongolia, and Russia. It has an area of 9,561,000 square kilometers with an estimated population, as at 1994, of over 1.17 billion people. The language is mainly Putonghua (Mandarin) with several local dialects.

   Governmental Organization

China is a centralized state power. China's Head of State is its President. The Central Government of China is organized pursuant to the Constitution of China, the most recent form of which was adopted by the National People's Congress (the "NPC") in December, 1982, with amendments made in 1988 and 1992.

The unicameral NPC is the "highest organ of state authority" and exercises legislative power in the country. About 3,000 members of the NPC are elected by the provinces, autonomous regions, those municipalities which are directly under the Central Government, and the armed forces. The NPC meets once a year, and when it is not in session it exercises its powers through its Standing Committee with some 250 members.

Local people's congresses are established at various levels, including within provinces, autonomous regions, municipalities, counties, districts, towns and townships. Local people's congresses are "local organs of state power". They are empowered to promulgate local laws, rules and regulations and to approve local economic plans and budgets. In addition, they elect governors, mayors and other local government heads.

The State Council is the "executive agency" of the NPC, and in effect, the cabinet. It usually has 15 members, composed of the Premier, Deputy Premiers, State Councilors and a Secretary- General. There are over 40 ministries and commissions, including the People's Bank of China, as well as a number of important state-owned corporations under the authority of the State Council. The State Council has the authority to promulgate administrative rules, orders and regulations, and to rescind or amend administrative rules, orders and regulations issued by administrative agencies at both the central and provincial government levels. The State Council also prepares and supervises the implementation of national economic plans and budgets and co-ordinates the administrative agencies at both the central and provincial government levels.

The Chinese Communist Party (the "CCP") has a constitutional role in the government organization of China. Although the state and the CCP structures are technically separate, there is a considerable overlap between the decision-making functions of the state organs and the CCP organs. In practice, the NPC has never acted as the true source of power. It approves decisions made by the Communist Party. Basically China's political structure remains that of an authoritarian one-party state.

   Currency

The Chinese currency is the Renminbi yuan ("RMB" or "Rmb"). It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal. Full convertibility, probably after some transitional period, will be a condition precedent to membership in the World Trade Organization, for which China has applied. The People's Bank of China, China's central banking authority, publishes the Renminbi exchange rate against the U.S. dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994. In addition, the People's Bank of China publishes the Renminbi exchange rates against other major foreign currencies. Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in China.

Foreign exchange is administered by the State Administration of Exchange Control
(SAEC), and its local branch offices, all of which are subject to the supervision of the People's Bank of China. The SAEC has established regulations relating to outward remittance by foreign investors of their share of net profits or dividends and final repatriation of their investments, in foreign currency. Subject to payment of applicable taxes, foreign investors may remit out of China, in foreign exchange, profits or dividends derived from a source within China. However, foreign-invested enterprises are required to secure their own sources of foreign exchange, and the foreign exchange adjustment Centers (commonly known as Swap Centers) may be used for this purpose. The Swap Centers were established to assist foreign investment enterprises to balance their foreign currency income and expenses by converting surplus local currency earnings into foreign exchange and vice versa without their having to wait for central allocation. The central foreign exchange adjustment center is in Beijing and other centers have been established in the coastal cities, Special Economic Zones and other major cities, municipalities and autonomous regions. Remittance by foreign investors of any other amounts (including, for instance, principal and interest on debt and proceeds of sale arising from a disposal by a foreign investor of any of its or his investments in China) out of China is subject to the approval of the SAEC.

   Foreign Investment

China is in the process of developing a comprehensive system of laws for the development of a market-oriented economy. Since 1979, a significant number of laws and regulations dealing with foreign investment and matters related to foreign investment have been promulgated.

The Constitution authorizes and encourages foreign investment and protects the "lawful rights and interests" of foreign investors in China. The Civil Procedure Law of China (the "Civil Procedure Law"), effective April 9, 1991, provides that if there is a conflict between the provisions of international treaties, to which China is a signatory, and domestic Chinese law, the treaty provisions will prevail. In addition, the Foreign Economic Contract Law of China (the "FECL"), effective July 1, 1985, provides that matters not covered by Chinese law will be dealt with by reference to international practices.

Direct foreign investment in China usually takes the form of equity joint ventures ("EJVs"), cooperative joint ventures ("CJVs") and wholly foreign-owned enterprises. These investment vehicles are collectively referred to as foreign investment enterprises ("FIEs").

An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party. The EJV generally takes the form of a limited liability company. It is required to have a registered capital, to which each party to the EJV subscribes. Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it. The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital. There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt-equity ratio, foreign exchange control, labor management, land use and taxation.

Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity. The relationship between the parties is contractual in nature. The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party's share of the goods produced or profits generated. A CJV is considered a legal person with limited liability.

The establishment of FIEs requires the approval of various Chinese government authorities. Generally speaking, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve any foreign investment projects having an investment of U.S. $100 million or more. The State Planning Commission and the Ministry of Foreign Trade and Economic Co-operation are authorized by the State Council to approve foreign investment projects of less than U.S.$100 million. Provincial authorities, usually the provincial commissions of foreign trade and economic co-operation, are also authorized to approve projects up to certain pre-determined amounts.

   Tax System

Foreign investment enterprises and their employees are subject to a variety of taxes in China. Each tax levied is based on a separate law. The most significant taxes imposed are income tax, value added tax, business tax, consumption tax, land appreciation tax, real estate tax, vehicle and vessel license tax, stamp duties and customs duties. Various tax incentives are provided under the income tax law and regulations.

The Law of China on income tax of Chinese-Foreign Joint Ventures and Foreign-Capital Enterprises stipulates that foreign enterprises and joint ventures shall be taxed at a standard rate of 30% plus a local tax of 3%. In addition, Chinese mining enterprises are required to pay a mineral compensation fee which, for gold mining, is up to 4% of income from gold sales.

The Chinese government has recently announced that it plans to reform the existing Chinese tax system (including the value added tax) and particularly its tax preference policies applicable to foreign enterprises. The aim of such future reforms will be to unify and simplify China's existing tax system. No timetable for implementing such reforms has been announced by the Chinese government nor has any legislation been introduced.

   Inflation and the Chinese Government Austerity Plan

The Chinese economy has experienced rapid growth which has led to a significant growth in money supply and rising inflation. In September, 1993, total money supply had grown by 34% on an annual basis. The average inflation rate in the first quarter of 1995 was recorded at an annualized rate of approximately 23%. If revenues generated by the Registrant do not rise sufficiently to compensate for the rate of inflation, profitability may be adversely affected.

In order to control inflation, the Chinese government recently reinstated controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. This austerity plan, first announced in June of 1993, seemed to have been relaxed during the last quarter of 1993. In early 1994, the Chinese government announced that it intended to reimpose its austerity measures, including a ban on fixed asset investments.

The Chinese government announced in March of 1994 that the People's Bank of China will begin examining all loans made for fixed asset investments and any financial institutions which have exceeded their lending quota or granted loans to non-state planned projects, unapproved development zones or real estate speculators, will be strictly punished. The Registrant does not believe that these recent announcements should have a material effect on the business of the Registrant.

   Gold Mining in China

Gold has been produced in China for over 4,000 years. In 1994, China was the world's 6th largest producer of gold at a reported 130 tonnes, immediately following Canada which was then the fifth largest producer of gold. It is presumed that early Chinese production was from placer deposits, and placer reserves still account for over 15% of China's total gold reserves. Gold mining is currently active in all of China's provinces, with over 460 official operations.

However, only 40 of these have reported annual production over 10,000 ounces of gold and only 10 have facilities capable of processing over 500 tonnes of ore per day.

The Chinese mining industry has traditionally been closed to foreign participation. However, a change in the Mineral Resources Law has been implemented by the PRC's Central Government which permits foreign participation. The regulation of mining, including gold mining, in the PRC is in a state of evolution from a totally planned, state-controlled condition to free market conditions as experienced in developed and most developing countries. Ultimate control is in the hands of the State Council. Policy is developed for the State Council by its State Planning Commission ("SPC"). The State Gold Bureau ("SGB"), a branch of the Ministry of Metallurgical Industry ("MMI"), regulates the gold mining industry.

The Ministry of Geology and Mineral Resources ("MGMR") administers geological exploration and also carries out exploration through its own personnel. There are at present over one million people engaged in mineral exploration, including petroleum exploration, in China, of which over 400,000 are employed by MGMR and its provincial affiliates.

LEGAL FRAMEWORK FOR CHINESE-FOREIGN CO-OPERATIVE JOINT VENTURES.

The following is a general description of the legal framework for Sino-foreign co-operation joint ventures pursuant to which the business of the Registrant is carried on in China or will be regulated. This description has been compiled by the Registrant from various sources.

   Legal Framework

Each of the various joint venture entities through which the Registrant will carry on business in China has been or will be formed under the laws of China as a Chinese-foreign co-operative joint venture enterprise and is or will be a "legal person" with limited liability. All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Foreign Trade and Economic Co-operation ("MOFTEC") and the State Planning Commission ("SPC") in Beijing or their provincial bureaus. Such approvals have not yet been obtained by the Registrant except for its Emperor's Delight Property.

The establishment and activities of each of the Registrant's joint venture entities are governed by the Law of the People's Republic of China on Chinese-foreign Co-operative Joint Ventures and the regulations promulgated thereunder (the "China Joint Venture Law"). As with all Chinese-foreign co-operative joint venture enterprises, the Registrant's joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.

On January 1, 1997, an amendment to the Mineral Resources Law of China became effective. Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights. Pursuant to this law, regulations are being drafted which are expected to set out in more detail provisions related to foreign investment and development of Chinese mines. These regulations are expected to be promulgated in 1997.

Under existing laws, in order to form a mining joint venture, foreign companies must complete three levels of agreements which are subject to approval by various government authorities depending upon the scale of the proposed investment and the mineral commodities involved in the project. Larger projects are submitted to Provincial or Central government authorities and smaller projects are submitted to Local government authorities.

In general, the first level of agreement is a Letter of Intent or a Memorandum of Understanding, which sets forth broad areas of "mutual co-operation". The second level of agreement is a more detailed Co-operation Agreement which outlines the essential terms of the joint venture which ultimately will be formed. The third level of agreement is a Joint Venture Contract which sets out the entire agreement among the parties and contemplates the establishment of a "Chinese Legal Person", a separate legal entity.

Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State Planning Commission (the "SPC"). Therefore, upon completing a Co-operation Agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study along with the Co-operation Agreement to the SPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations. As part of this approval process, the SPC consults with the Ministry of Geology and Mineral Resources (the "MGMR") and with the government agency directly concerned with the specific mineral commodity; for example, in the case of gold, with the Gold Bureau of the Ministry of Metallurgical Industry.

Upon receiving this approval in principle, the parties then negotiate and prepare a Joint Venture Contract and then submit it to the Ministry of Foreign Trade and Economic Co-operation ("MOFTEC") which approves the specific terms of all Joint Venture Contracts between Chinese and foreign parties. Within one month after the receipt of a certificate of approval from MOFTEC, a joint venture must register with the State Administration of Industry and Commerce (the "SAIC").

Upon registration of the joint venture, a business license is issued to the joint venture. The joint venture is officially established on the date on which its business license is issued. Following the receipt of its business license, the joint venture applies to MGMR to approve and grant to the joint venture its exploration permits and/or mining licenses. As part of this approval process, the MGMR consults with the military authorities to confirm that no military reserves lie within the areas of interest.

   Governance and Operations

Governance and operations of a Sino-foreign co-operative joint venture enterprise are governed by the China Joint Venture Law and by the parties' joint venture agreement and the Articles of Association of each joint venture entity. Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions such as: amendments to the joint venture agreement and the Articles of Association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

   Term

Under the joint venture agreement, the parties will agree to a term of the joint venture enterprise from the date a business license is granted. However, the term may be extended with the unanimous approval of the board of directors of the joint venture entity and the approval of the relevant Chinese governmental entities.

   Employee Matters

Each joint venture entity is subject to the Chinese-Foreign Co-operative Joint Venture Enterprise Labor Management Regulations. In compliance with these regulations, the management of the joint venture enterprise may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of its employees.

Generally, in the joint venture agreement, the standard of salary, social welfare insurance and travelling expenses of senior management will be determined by the board of directors of the joint venture entity. In addition, the joint venture will establish a special fund for enterprise development, employee welfare and incentive fund, and a general reserve. The amount of after-tax profits allocated to the special funds is determined at the discretion of the board of directors on an annual basis.

   Distributions

After provision for a reserve fund, enterprise development fund and employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Registrant and the relevant Chinese governmental entity, such distribution to be authorized by the board of directors of the joint venture entity.

   Assignment of Interest

Under joint venture agreements and the China Joint Venture Law, any assignment of an interest in a joint venture entity must be approved by the relevant governmental authorities. The China Joint Venture Law also provides for pre-emptive rights and consent of the other party for proposed assignments by one party to a third party.

   Liquidation

Under the China Joint Venture Law and joint venture agreements, the joint venture entity may be liquidated in certain limited circumstances including the expiry of its term or any term of extension, inability to continue operations due to severe losses, failure of a party to honor its obligations under the joint venture agreement and Articles of Association in such a manner as to impair the operations of Chinese governmental entitles and force majeure.

   Resolution of Disputes

In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation. This is the practice in China and the Registrant believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises. In the absence of a friendly resolution of any dispute, the parties have agreed or will agree that the matter will first be referred to the Foreign Economics and Trade Arbitration Commission of China Council ("FETAC") for the Promotion of International Trade for Arbitration. Awards of FETAC are enforceable in accordance with the laws of China before Chinese courts. Resort to Chinese courts to enforce a joint venture contract or to resolve disputes between the parties over the terms of the contract is permissible. However, the parties may jointly select another internationally recognized arbitration institution to resolve disputes.

   Expropriation

The Chinese Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment. However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be requisitioned by legal procedures, but appropriate compensation will be paid.

ITEM 2. DESCRIPTION OF PROPERTY.

GENERAL

The bulk of the Registrant's properties are located in the PRC, and these fall into two general groups: the Chapuzi, West Tian Shan and Xinjiang properties were acquired by direct negotiations and agreements between the Registrant and the PRC authorities concerned. The Emperors' Delight, Changba-Lijiagou, Stone Lake and Crystal Valley properties were acquired in connection with the PCR Agreement. See Item 1 - "The PCR Agreement" above. The Registrant also has one agreement pertaining to a property located in Kyrgyzstan.

INDEPENDENT CONSULTANTS' REPORTS

The Emperor's Delight, Stone Lake and Crystal Valley Properties are the subject matter of a geological report prepared by A.C.A. Howe International Limited ("A.C.A. Howe") entitled, "Evaluation Report on the Crystal Valley, Stone Lake and Emperor's Delight Gold Projects, Hebei Province, The People's Republic of China" dated March 13, 1995 and as updated by two reports, also prepared by A.C.A. Howe, entitled "Valuation of the Emperor's Delight Joint Venture Property, Hebei Province, The People's Republic of China", dated November 15, 1995 and "Update of Work Performed on the Emperor's Delight, Crystal Valley and Stone Lake Properties" dated December 9, 1996 (collectively the "A.C.A. Howe Report"). The descriptions which follow in this section concerning these properties have been prepared on the authority of A.C.A. Howe International Limited and, in some cases, are extracts from the A.C.A. Howe Report. A.C.A. Howe International Limited was commissioned by PCR (Pacific Canada Resources, Inc.) to evaluate the potential of the various properties to host viable mineral deposits. Furthermore, the consulting firm was also mandated by PCR to assess the fair value of the Emperor's Delight Property for the purpose of defining the amount required to be spent for earn-in purposes.

The Chapuzi Property is the subject of an independent consultant's report titled "Chapuzi Gold Occurrence Report for Minco Mining and Metals Corporation" prepared by H.A. Simons Ltd. of Calgary, Alberta dated December, 1996 (the "H.A. Simons Report"). The descriptions that follow are based primarily on these reports and on observations made during a site visit made to the property in July of 1995 by management of the Registrant. The description which follows in this Item 2 concerning the Chapuzi Property has been prepared on the authority of H.A. Simons Ltd. and, in some cases, are extracts from the H.A. Simons Report.

The Changba-Lijiagou Property is the subject matter of two reports prepared by H.A. Simons Ltd. entitled "Technical Site Visit to Smelters and Mine Facilities of Baiyin Non-Ferrous Metals Corporation, Ganzu Province, People's Republic of China" dated December, 1995 and "Proposed Development Strategy for the Changba Lijiagou Underground Mine" dated December 9, 1996 (collectively, the "CBLG Technical Reports"). The description which follows in this Item 2 concerning the Changba-Lijiagou Property has been prepared using information from the CBLG Technical Reports.

Much of the information contained in the Consultants' Reports is based on information provided by Chinese governmental officials, geologists and mining engineers. Accordingly, the reliability of geological and mineral information regarding the properties, the costs of labor, operation and construction provided by Chinese government officials, geologists and mining engineers cannot be assured.

THE CHAPUZI PROPERTY

Acquisition

The Registrant acquired its interest in the Chapuzi Property pursuant to an agreement (the "Chapyzi Agreement") resulting from negotiations with the Sichuan Bureau of the Ministry of Geology and Mineral Resources (the "MGMR-Sichuan"). The Chapuzi Property is the subject of a report prepared by H.A. Simons Ltd. dated December, 1996 (the "H.A. Simons Report").

Pursuant to the Chapuzi Agreement, the Registrant and MGMR-Sichuan agreed to create a joint venture in respect to the exploration and development of the Chapuzi Property located in Mianning County, Sichuan Province. Under the Chapuzi Agreement, MGMR-Sichuan has designated the Panxi Geological Investigation Institute of Xichang, Sichuan Province ("Panxi"), as its representative in the joint venture. The joint venture shall be conducted through a joint venture corporation to be incorporated pursuant to the Joint Venture Law of China. The original Cooperation Agreement was entered into between the Registrant and MGMR-Sichuan dated July 7, 1995, as amended October 11, 1995 and supplemented by a new Co-operation Agreement dated July 27, 1996. The final joint venture agreement has not yet been negotiated and approved, pending completion of a final feasibility study.

As its contribution to the joint venture, the Registrant has agreed to provide all funding required for the exploration and development of the Chapuzi Property. In addition, the Registrant will serve as operator of all exploration and development programs to be conducted by the joint venture. MGMR-Sichuan and Panxi have agreed to transfer all their rights and interests in and to the Chapuzi Property, make available certain exploration and mining equipment as well as local technicians and other necessary personnel, at wages consistent with prevailing local market conditions, provide all necessary geological information and arrange for all necessary regulatory and governmental approvals required for the joint venture.

Upon expending the sum of Cdn. $5,000,000, the Registrant shall have earned a 51% equity interest in the joint venture corporation. If the Registrant finances the construction of a mine and plant on the Chapuzi Property, its equity interest in the joint venture corporation will, effective on the commencement of commercial production from such mine and plant, be increased to 75%. The Chapuzi Agreement further provides that all funds advanced by the Registrant to the joint venture corporation shall be treated as non-interest bearing loans, to be repaid to the Registrant from profits of the joint venture corporation prior to any annual pro-rata distribution of income to the joint venture partners. Once the loans are paid, profits will be distributed annually based upon the equity shares held in the joint venture corporation.

The Chapuzi Agreement further provides that if the Registrant advances less than Cdn. $5,000,000 to the joint venture and if a final feasibility report obtained by the Registrant concludes that it is uneconomic to construct a mine and plant on the Chapuzi Property, then the Registrant's equity interest in the joint venture corporation shall be determined as that percentage which is equal to 51% multiplied by a fraction in which the numerator is the amount of funds expended by the Registrant and the denominator is Cdn. $5,000,000. Thereafter, MGMR-Sichuan and Panxi shall have the right to enter into an agreement with any third party to continue exploration and development work on the Chapuzi Property provided that such third party first reimburses the Registrant for all prior expenditures made by the Registrant. No title opinion or survey in respect to the Chapuzi Property has been obtained by the Registrant.

The following information respecting the Chapuzi Property was derived from the H.A. Simons Report which report relied heavily on a report prepared by the Sichuan Bureau of the Ministry of Geology and Mineral Resources dated April 3, 1995 and entitled "Brief Introduction of Chapuzi Gold Deposit, Mianning County, Sichuan Province".

Location and Description

The 120 square kilometer Chapuzi Property is located within Mianning County, Sichuan Province, approximately 350 kilometers southwest of Chengdu, the provincial capital. The property is located west of the Yangtze Platform at an elevation of about 3,000 meters in a region of moderate to strong local relief.

To get to this property one can travel from Beijing to Chengdu and on to Xichang by regular scheduled flights. From Xichang there is a 150 kilometer drive on paved roads to the Mofangou Hydroelectric Power Station at the southern end of the property, approximately a five hour journey. The paved road ends after crossing the Yalong River. To get to the area of interest on the property one needs to go by horseback up mountain trails used by the local subsistence level farmers - a journey of approximately five to six hours. A new 25 Megawatt hydroelectric power station is being constructed approximately 5 kilometers north of the Mofangou Power Station.

The known gold deposits on the property are hosted in moderately to strongly altered basic volcanic rocks of the Permian age Chapuzi formation. Gold is associated with pyrite mineralization within the altered volcanic rocks which may be related to a broad brittle-ductile shear zone that trends north-south through the area. The property covers a 20 kilometer stretch of the prospective zone. The target is a shear-hosted gold deposit within the volcanic rocks of the Chapuzi Formation.

Exploration and Development History

Gold deposits were first discovered in the area in 1961 after follow-up work on a regional geochemical anomaly was initiated by a division of MGMR-Sichuan. MGMR-Sichuan has carried out regional geological mapping and geochemical surveying at a scale of 1:200,000 and more detailed geochemical surveying at a 1:50,000 scale. Between 1977 and 1983, more detailed work, including 58,200 cubic meters of trenching, 1,420 meters of underground cross-cutting and 2,770 meters of diamond drilling, has resulted in the delineation of the resources on the property. Detailed geological maps, at a scale of 1:2,000, showing drill hole sand trench locations were complied at this stage. During this time some metallurgical testing was performed by the MGMR- Sichuan on the mineralization. MGMR-Sichuan's conclusions from all their work completed to date is that the known mineralization is amenable to open pit mining methods and to heap leach extraction methods.

Due to a lack of capital and the fact that the deposit had a relatively low grade (2.68 grams / tonne), no further work was completed by the MGMR-Sichuan on the property since 1983. Some small-scale illegal recovery of gold from development dumps has been carried out intermittently by local farmers.

The Registrant began paying for and supervising work on the property in 1995. Work completed by the Registrant to date includes: a site visit evaluation of the property by H. A. Simons in July 1995; comparison of the Chinese gold analytical results for 100 samples from the property with those obtained by fire assay in Vancouver, Canada in 1995; soil geochemical survey over the southern thirty three square kilometers of the property in the Fall of 1996; follow-up trenching on gold anomalies in soil during the Summer of 1997; induced polarization/resistivity test profiles over the main deposit and over the southern gold anomalies to be completed in 1997.

The Chapuzi Property does not contain a known body of commercial ore and the Registrant's proposed work program is an exploratory search for ore only.

Geology and Mineral Deposits

Tectonically the Chapuzi Property is located in front of the Muli-Yanyuan nappe zone to the west of the Yangtze Platform. On the property, gold mineralization is hosted by structurally altered, metasomatized basic volcanic rocks intercalated with volcanic tuffs and dolomitic marbles of the Permian age Chapuzi Formation. The host Chapuzi Formation rocks occupy a zone, approximately two kilometers wide by fifty kilometers long, which forms the core of a north-trending synclinal structure. This north-south structural trend is the dominant feature on the property.

On the Chapuzi Property, two mineralization types are present; (1) gold-bearing, polymetallic sulphide, quartz vein mineralization and (2) disseminated, gold-bearing, pyrite and carbonate mineralization. Within the vein type mineralization minerals are mainly pyrite and limonite with secondary tetrahedrite, galena, sphalerite, chalcopyrite, pyrrhotite and bornite in a gangue of ferroan dolomite and quartz. Within the disseminated pyrite-gold mineralization the only sulphide present is pyrite in a quartz/sericite/carbonate altered host rock. This latter type of gold mineralization is by far the most important on the property. The gold occurs as native, fine- grained lamellar and platy grains situated within cracks in the pyrite and limonite crystals or occupying sites between quartz and limonite crystals. Gold grain size range from 0.01 - 0.02 mm.

The mineralized lenses that make-up the known deposits on the Chapuzi Property appear as lenticular shaped zones, which dip 30 Degree to 50 Degree to the west, that are parallel to the fabric in the host rock. Twenty-nine individual mineralized bodies have been identified to date within a 7.0 kilometer long by
1.2 kilometer wide zone. The length of individual lenses can vary from several tens of meters to 330 meters and their width can vary from about 2 to 40 meters. Of those mineralized zones that have been investigated at depth the down dip continuity has ranged from 10 to 160 meters.

The known mineralized zones on the Chapuzi Property are subdivided into seven main blocks from north to south: Sujiaping, Maidigen, Qiankuangbao, Yangliuwan, Baimachang, Jinchuan and Lagushan. The Maidigen block has been systematically explored with 40 meter spaced surface trenching, two underground adits, at the 2,960 meter and 2,920 meter elevations, and fourteen 40 to 80 meter spaced diamond drill holes. The Sujiaping, Yangliuwan and the Baimachang blocks have been covered by 80 meter spaced trenches across the mineralized zone. The Jinchuan and an area south of Lagushan has been trenched at 100 meter intervals. The Qiankuangbao block which covers a gold-bearing, polymetallic vein type lead-zinc deposit in the footwall of the main disseminated gold-pyrite mineralization has been systematically explored by 40 meter spaced trenching and some underground openings.

Surface trenching has been the main exploration tool used to date. Of the seven blocks the two southern areas, Jinchuan and Lagushan, have been tested along strike by 100 meter spaced trenches. The Sujiaping, Yangliuwan and Baimachang blocks have trenches spaced at 80 meters, while the Maidigen and Qiankuangbao blocks have trenches spaced at 40 meters. Examination of outcrop shows very prominent, continuous channel samples cut approximately 10 cm wide and 5 cm deep into the exposure.

Fourteen diamond drill holes have been completed for a total of 2,771.9 meters. Ten of the holes are within a 300 meter strike length, on four cross sections, in the most northerly Maidigen block. The holes are on cross-sections spaced approximately 80 meters apart and the holes are drilled between 40 and 80 meters apart along the sections.

No proven or probable reserves have been found on the property as a result of the exploration performed to date.

Proposed Exploration and Development Program

The Registrant believes that the mineralized material known to exist on the Chapuzi Property would not be sufficient in itself to justify construction of a mine at Chapuzi. Consequently the Registrant has initiated field programs to evaluate the potential of the remainder of the property. The Registrant has allocated $700,000 from the proceeds of its private placement financings to conduct such work programs.

The registrant initiated and paid for a Phase I work program to help evaluate the southern 33 square kilometers of the property, centered over the Chapuzi Formation, begun in September, 1996. Previous regional geochemical surveys in this area had defined soil anomalies in gold, copper, lead, zinc and arsenic. The Phase I work program consisted of the collection of 4,611 soil samples and 259 rock samples on a more detailed 100 meters by 20 meters grid, centered over the two kilometer wide prospective zone. These samples were analyzed for gold, arsenic, antimony and zinc. Five gold anomalous zones were defined by this work, with associated anomalies in arsenic and antimony. The cost of the initial programs was $114,216. Phase II work programs consisting of the opening of five trenches across the anomalous zones and later geophysics surveys (Induced Polarization) were initiated as a follow-up. The new trenches were continuously sampled by digging into the bedrock to a 20-80 cm. depth. A total of 257 samples of 10 m. length were taken and analyzed. Trenches #1, 2 and 3 returned significant anomalies in gold and most of these had associated anomalous values in arsenic and antimony. A subsequent re-assay on all of the analyses exceeding 100 ppb gold (i.e., exceeding 0.1 gram per tonne) revealed that the highest sample value assayed 1.80 grams per tonne. The anomalous zone defined by the detailed geochemistry and by the follow-up trenching is approximately 2,000 m. long and up to 140 m. wide. In order to define the zone at depth in preparation for a diamond drilling program an IP survey was defined. A total of 3,000 lineal meters of IP survey was laid out over the known mineralization zone in the northern part of the property and the newly discovered zone in the southern part of the property. The survey was recently completed. The results are being interpreted and will play a leading role in planning a diamond drilling program. Any diamond drilling generated by this work will likely be expanded to include a program to upgrade information regarding known deposits of mineralized material. The complete Phase II Budget is as follows:


PHASE II  PROGRAM BUDGET

Geological and Metallurgical consulting                           $50,000
Trenching program                                                  57,000
Geophysics/IP surveys                                              25,000
Diamond drilling                                                  350,000
Aditing/Underground investigation                                 150,000
Travel, accommodation, field equipment and                         30,000
transport, report preparation
Contingency                                                        38,000
                                                                 --------
TOTAL PHASE II PROGRAM                                           $700,000
                                                                 ========

To December 31, 1996, the Registrant has spent approximately $288,617 on the investigation and exploration of the Chapuzi Property, as follows:


Expenditures                                   AMOUNT
------------                                   ------
Property Investigation(1)                    $135,201
Geological Consulting                          26,600
Travel and Accommodation                        7,198

Miscellaneous                                   5,402
Geochemical Survey & Assay                    114,216
                                             --------
TOTAL                                        $288,617
                                             ========

(1)     Expensed in the year ended December 31, 1996

        The Chapuzi Property does not contain a known body of commercial minerals and the Registrant's proposed work program is an exploratory search only.

EMPEROR'S DELIGHT PROPERTY

Acquisition

The Registrant acquired its interests in the Emperor's Delight Property pursuant to the PCR Agreement. See Item 1, "the PCR Agreement". PCR held its interest in the Emperor's Delight Property through its 60% interest in Temco, which was operated as a joint venture. The Registrant initially acquired this 60% interest and later acquired the remaining 40% in Temco from China Clipper Gold Mines, Ltd., an unaffiliated party, on February 27, 1997, for $175,000. By this purchase, all co-venture relationships between the parties ended and all of China Clipper's interests and other rights that it may have held in respect to the joint venture business were transferred to the Registrant. The Registrant intends to expend a material portion of the net proceeds of its 1996 private placements on such property.

 The Emperor's Delight Property is the subject matter of a report prepared by Dr. Wayne Ewert of A.C.A. Howe International Limited dated March 13, 1995 and updated pursuant to an addendum dated December 9, 1996.

Joint Venture Agreement

The Emperor's Delight Property is the subject matter of the Emperor's Delight Joint Venture Agreement between Temco and GEC-FGEB, a subsidiary of the Ministry of Metallurgical Industry. The parties agreed that the total initial investment and registered capital of the Joint Venture is U.S.$8,000,000. GEC-FGEB has contributed the exploration rights it holds in respect to the Emperor's Delight Property as well as all geological data and research results relating thereto, having a total deemed value of U.S.$3,600,000 (as determined by negotiations between Temco and GEC-FGEB) and representing a 45% interest in the Joint Venture. Temco has agreed to fund expenditures up to U.S.$4,400,000 on or before five years from the date on which the Business License for the Joint Venture was issued, in order to earn a 55% interest in the Joint Venture. After the investment of the initial total of

U.S.$8,000,000, further expenditures will be made by both parties to the extent of their interests in the Joint Venture. Failure by a party to contribute its pro rata share of expenditures will result in a dilution of such party's interests. If a party's interest in the Joint Venture is diluted to a 10% interest or less, such party's interest shall be converted to a 10% carried interest. At any particular point in time, Temco's beneficial interest will be equal to the 55% multiplied by a fraction in which the numerator is the total expenditures made by Temco to date and the denominator is U.S.$4,400,000. GEC-FGEB's interest at such point in time will be 100% minus Temco's beneficial interest.

Notwithstanding that Temco's beneficial interest will not fully vest until it has funded expenditures totalling U.S. $4,400,000 and provided that Temco contributes expenditures in a timely fashion under the Agreement, Temco has and shall continue to have a 55% voting interest in the Joint Venture.

Temco has the right at any time to cap its contributions to the Joint Venture by written election to GEC-FGEB. On the effective date of the election to cap contributions, the beneficial interest of Temco shall be frozen at the level calculated at the completion of the last work program towards which Temco has completed its contribution. The voting interest of Temco in the Joint Venture shall also be reduced to the percentage level at which its beneficial interest has been capped. However, Temco's interest shall be subject to dilution if it fails to contribute its share of expenditures after the effective date of its election to cap contributions. In addition, an election by Temco to cap its contributions will not relieve Temco from liability for its share of expenditures required pursuant to a previously approved work program or budget.

China Clipper previously owned a forty percent interest in Temco, pursuant to an earlier agreement with PCR under which China Clipper expended $500,000 on behalf of Temco. In order to maintain its forty percent interest, China Clipper was required to contribute 60% of expenditures on behalf of Temco, and the Registrant was required to contribute 40% of such expenditures, up to a total of $8,000,000, after which time contributions were to be on the basis of respective beneficial interests. The amount of a party's beneficial interest was subject to increase or dilution, depending on each party's election to contribute to certain voluntary expenditures of Temco. As of April 30, 1996, China Clipper had paid US$ 396,000 to Temco as part of its $2,640,000 exploration commitment on the Emperor's Delight property.

The Emperor's Delight Joint Venture Agreement also provides Temco with a right of first refusal with respect to any proposed disposition by GEC-FGEB of the Wenjiagou Mine which is located adjacent to the Emperor's Delight Property.

Pursuant to the Emperor's Delight Joint Venture Agreement, Temco and GEC-FGEB have created a co-operative joint venture as a separate legal entity, operating under Chinese law, the English name of which is Chengde Huajia Mining Industry Co., Ltd. ("Huajia"). The Board of Directors of Huajia, comprised of four representatives of Temco and three representatives of GEC-FGEB, is responsible for establishing and implementing policies and for approving programs and budgets for the Joint Venture. Huajia has opened an office in Chengde City to conduct the exploration program on the Emperor's Delight Property. A resident manager and experienced exploration staff have been seconded from GEC-FGEB to run the programs under the supervision of Colin McAleenan, the Registrant's Vice President, Exploration. Funds advanced to Huajia by Temco are advanced into an investment account maintained by Huajia, the authorized signatures on such account being the Registrant's President, Ken Cai, and a representative of GEC-FGEB, signing together. Funds from the investment account are transferred as required and approved by the Board of Directors of Huajia from time to time into an operator's account to fund ongoing work on the Emperor's Delight Project. The term of the Emperor's Delight Agreement is thirty (30) years and may be extended. It is expected that Huajia will also continue the exploration and development of the Stone Lake and Crystal Valley properties and pursue other projects in Hebei Province. See "The Crystal Valley Property" and "The Stone Lake Property" below.

No title opinion or survey in respect to the Emperor's Delight Property has been obtained by the Registrant.

Location and Description

The Emperor's Delight Property covers a 120 square kilometer area located about 130 kilometers northeast of Beijing in north Chengde region, Hebei Province. The property, which is easily accessible by road, is approximately 30 kilometers from a railhead. The main targets on the property are Archean lode gold deposits or porphyry related gold deposits.

The Emperor's Delight Property lies along the northern margin of the Deep Fault Zone ("DFZ"), a prominent geologic feature of northeast China, and covers approximately 25 kilometers of strike length of a fracture system extending from the village of Wenjiagou in the west to the mining camp of Dong Shan in the east. The principal bedrock of the area consists of a succession of metamorphic rocks of Archean age which predominate in the northern portion of the property that host gold mineralization which is thought to predate later-stage volcanic activity. Volcanic rocks, which are much later in age and lie to the south, host silver- bearing, base metal mineralization found in veins.

Exploration and Development History

Several narrow lead/zinc veins with high grade silver values were exploited by the Japanese during the occupation of this part of the country during the 1930s and 1940s. Some of these workings fall within the Emperors Delight Property, near the eastern boundaries. Gold was first discovered on the Emperors Delight Property in 1989 as a result of the follow-up of a regional stream sediment geochemical survey. A number of geochemical anomalies outlined by this survey were the basis for originally establishing the Emperors Delight Property. To date, over thirty gold occurrences, hosted within altered and highly fractured zones, have been found on the property. The general regional trend of this mineralization is approximately ease- west with two known deposits developed close to, but outside, the property boundaries, i.e. the northern boundary (Guzhigou Mine) and the western boundary (Wenjiagou Mine). The Guzhigou Mine was developed in 1989 and is a 100 tonne per day silver/base metal producer with minor gold. The Wenjiagou Mine is also a small scale silver/base metal producer, but with significant gold values. Both of these deposits are narrow vein type within altered felsic tuffs and breccias. Most of the more recent field work carried out by the GEC-FGEB concentrated on the HS-141 area, which straddles the southwest boundary of the property close to the Wenjiagou Mine.

Geology and  Mineral Deposits

Regionally the Chengde area hosts base and precious metal mineralization intimately associated with structural breaks. Archaean age metamorphic rocks dominate the north portion of the property and have potential to host lode-type, Archaean gold mineralization. Mesozoic age volcanic rocks dominate the southern portion of the property and act as potential hosts to secondary, structurally controlled, silver enriched polymetallic vein mineralization. The Great Wall Formation, with its overlying sandstone cap, is believed to have acted as impermeable barrier to rising mineralized fluids along the DFZ. All known deposits in the region are associated with this formation.

Within the property boundaries, the following three areas are believed to represent the best potential for the discovery of commercial quantities of mineralization:

(1) The Porphyry Showing, is found in an area between the Wenjiagou and Guzhigou deposits and is characterized by a sequence of highly fractured and carbonate altered, quartz-eye schists. This altered schist unit (25 meters wide) contains irregular semi-massive sulphide horizons. The sulphide was sampled and returned values of 0.029 oz. gold per ton, while the altered schist itself assayed 0.079 oz. gold per ton. Some copper staining is present, but the rocks have not been analyzed for copper. This showing represents a low grade gold, bulk tonnage target on the property.

(2) The Yian Tong Shan area is in the central part of the property and contains at least four vein systems that trend parallel to the DFZ and are characterized by silver, lead, zinc and gold mineralization. These vein systems define a zone that is approximately 400 meters wide and 1,500 meters long, containing individual veins ranging in width from 0.4 to 1.0 meters wide. The individual veins are spaced from 20 to 30 meters apart with veinlet and disseminated sulphide mineralization throughout the intervening country rock. These veinlets are too narrow to be exploited individually. The country rock and sulphide alteration remains untested in this area The potential for a lower grade bulk tonnage target is present in the area because of the alteration and mineralization of the intervening rock mass.

(3) The eastern portion of the property contains a broad zone of mineralization situated south of the main DFZ. Within this secondary structural feature three significant zones of mineralization were discovered by stream sediment sampling. Area I consists of an 1,800 meter long fracture zone maintaining a width of between 0.5 and 1.0 meter for most of its length. Associated with this fracture system is a zone of alteration, silification and sericitization of the Mesozoic volcanic host rock that is 0.5 to 6.-0 meters wide. Within the fracture zone, mineralization consists of 1 to 3 mm. wide stringers of sulphides at a density of 6-8 per meter of width. Less frequent and more poorly developed stringers are present in the alteration envelope. Trench sampling by the GEC-FGEB within the fracture zone indicates average grades of between 16-40 grams per tonne silver with no gold and more localized high grade material to 560 grams/tonne silver. Two known samples of wall-rock yielded gold and silver values. Area II consists of narrow veins over an 800 meter strike length with grades of up to 49.5 grams silver per tonne. The mineralization on surface is spotty over this length. Area III consists of a pair of parallel veins containing semi-massive to massive pyrite and base metal sulphide mineralization separated by two to three meters of faulted and altered wallrock. A third vein has been recently discovered 5-10 meters south of the zone and is presently being mined by local farmers. Samples of this new vein, taken by GEC-FGEB and assayed by them, returned very high grades of silver and modest gold grades. Samples of this new vein and the original two veins were taken on a field visit in 1995 by A.C.A. Howe. The high grade silver values from the new vein were confirmed by XRAL Laboratories in Toronto, while the other veins returned modest silver values.

Proposed Exploration and Development Program

A multiphased exploration program is proposed to explore the numerous targets on the Emperor's Delight Property. The Registrant plans to carry out programs of exploration largely as recommended in the A.C.A. Howe Report which will be financed by the Registrant.

As pointed out in the A.C.A. Howe Report the strike extensions of those structures which give rise to the known mineralized bodies adjacent to the property (the Guzhigou and Wenjiagou deposits) are prime areas of potential to host precious and base metals on the Emperor's Delight Property. Also, as indicated in the A.C.A. Howe Report, the area has only been examined from the perspective of high-grade vein type mineralization by the local explorers. The potential for large, lower-grade deposits has not been examined.

With these main considerations in mind, the Registrant has targeted two areas for more detailed study; the Qiujiayiang Area and the area east of the Guzhigou Mine.

Qiujiayiang Area (7 sq. km.)

This area lies east of the Wenjiagou polymetallic mine, overlapping with the HS-141 detailed study area, and is situated between two major faults. There are some significant geochemical signatures based on widely spaced sampling. The purpose of this phase of work is to collect data in sufficient detail to allow definition of mineralized structures for follow up with diamond drilling and/or adit entry for underground Investigation. The following work is planned:

- Six profiles will be measured across the structural strike in the area 320 meters apart.

- Samples of bedrock will be taken at 10 meter intervals within each profile. Where geology dictates, sample spacing will be tightened to 2-5 meters.

-       IP surveys will be conducted along each profile.

-       Samples of mercury vapor will be collected along each profile.

- A soil sampling grid at 100 meters x 20 meters will be established outside the central area to provide coverage for a total of 7 sq. km. area.

East Guzhigou (4 sq. km.)

This area contains an extension of the main E-W structure being mined at the Guzhigou Polymetallic Mine. Work planned here is designed to define the structure under the overburden and to test a significant strike length of the zone for mineralization.

-       Establish a 100 m x 20 m grid across the main trend.

-       IP survey (100 m x 20 m).

-       Soil geochemical sampling on the same grid.

All samples collected will be analyzed by atomic absorption methods followed by a full assay method for values exceeding certain minimum values. A follow-up diamond drilling program based on positive results is envisaged.

The field work relating to these detailed studies on the aforementioned two areas of the Emperor's Delight Property has substantially been completed and the Registrant is currently awaiting analytical results of the samples taken during such field work. An evaluation of the results of the field work program will be completed in 1997 after all analytical results are obtained by the Registrant. If warranted, an attempt to mobilize a follow-up drilling program is anticipated later in 1997.

To December 31, 1996, on a consolidated basis, the Registrant has spent approximately $451,392 on exploration of the Emperor's Delight Property, as follows:


EXPENDITURES                    AMOUNT
------------                    ------
Assaying                        39,847
Drilling / Trenching            79,363
Site Vehicles                   73,557
Field Office Rent               25,968
Miscellaneous                   20,421
Equipment                       35,239
Geological Consulting            7,820
Travel and Accommodation        59,856
Labor                           55,319
Project Management              10,953
Engineering                     16,614
Field-office administration     26,435
                              --------
TOTAL                         $451,392
                              ========

The Emperor's Delight Property does not contain a known body of commercial ore and the Registrant's proposed work program is an exploratory search only.

LENGKOU PROPERTIES

Acquisition
following reports of significant illegal gold mining activities along a new trend in Hebei Province, the Registrant, through Huajia, investigated the gold potential of the region. four properties were subsequently acquired in the area by GEC-FGEB on Huajia's behalf. These grassroots exploration projects are to be legally transferred to the Huajia Joint Venture in 1997. They comprise a total of over 58 square kilometers.

Exploration and Development History

These properties are on a recently discovered mineralization trend which was found by the local farmers, rather than by one of the exploration organizations in China. consequently, there are no records of systematic sampling in the area. In 1994-1995, villagers began mining strongly oxidized material from several points along a northwest trending structure. The material was easily mined by open pit methods and the very fine gold was extracted through standard heap leach extraction methods. Zones as wide as 80 meters were mined by open pit methods and some narrower structures were mined by underground methods. Past regional geochemical surveys did not reveal any geochemical gold anomalies in the area. The likely explanation for this situation is believed to be that the sample preparation methods employed in these surveys were designed for the more common coarse gold type deposits found in the region and not the fine gold found in these deposits. A Hong Kong based company formed a joint venture with one of the local governments in the area and began acquiring properties along the trend. Huajia established criteria for locating favorable ground along the 28 kilometer long trend and began to compete with this company for properties in 1996.

Geology and Mineral Deposits

The gold mineralization located to date along the trend is associated with a brecciated Proterozic aged limestone unit. The limestone unit belongs to the Great Wall Formation which is associated with many of the conventional gold deposits in this part of Hebei Province. The northwest structural trend appears to be related to a tangential fault to a large Cretaceous aged intrusive body located to the north-northeast of the area. Each of the four properties is underlain by coincident, regional northwest trending structures and the prospective limestone unit.

Exploration and Development Plan

Reconnaissance exploration programs including geological mapping and lithogeochemical sampling have been completed on each of these properties. Follow-up geochemical surveys and geophysical surveys are underway on some target areas within the properties. If results from these surveys are encouraging, percussion and/or diamond drilling programs will follow. A budget of $150,000 was allocated to cover the initial exploration expenditures on these four properties. Any subsequent drilling program will be budgeted separately.
The Lengkou Properties do not contain a known body of commercial ore and the Registrant's program is an exploratory search only.

CHANGBA-LIJIAGOU PROPERTY

Acquisition

Baiyin Non-Ferrous Metals Company ("Baiyin") is the largest subsidiary of the China National Non-Ferrous Metals Industry Corporation (CNNC) and in 1994 had revenues exceeding $500 million. Baiyin is seeking foreign partners with capital and expertise to expand production at its mining and smelting operations, and in response to this the Registrant, through the PCR Agreement, became involved in the Changba-Lijiagou project.

The Registrant acquired its interest in the Changba-Lijiagou Property pursuant to the PCR Agreement. See Item 1 - "The PCR Agreement" above. The consideration payable to PCR by the Registrant for the Changba-Lijiagou, the Stone Lake and the Crystal Valley Properties consisted primarily of 4,880,000 escrow shares which will only be released upon the Registrant satisfying certain earn-out requirements (see Item 4 - "Performance Shares or Escrow Securities").

The Changba-Lijiagou Property is the subject matter of a report prepared by H.A. Simons, Ltd. entitled "Technical Site Visit to Smelters and Mine Facilities of Baiyin Non-Ferrous Metals Corporation, Ganzu Province, People's Republic of China" dated December 9, 1996 (the "Simons Report").

The original letter of intent which comprised the CBLG Agreement and which was assigned to the Registrant pursuant to the PCR Agreement has been replaced by a Co-operation Agreement dated October 18, 1996 made between the Registrant and Baiyin (the "CBLG Co-operation Agreement"). Teck Exploration Ltd. which was a party to the original CBLG Agreement has elected not to become a party to the CBLG Co-operation Agreement and has waived all interest in the property. Cominco Ltd., which also had an interest in the properties, has waived all rights to such interests.

The CBLG Co-operation Agreement, which has recently been amended, grants the Registrant an exclusive right to acquire a 75% interest from Baiyin in the Changba-Lijiagou lead-zinc deposits located in Gansu Province, China. Under the CBLG Co-operation Agreement, Baiyin has agreed to prepare a detailed application for approval of a joint venture to the appropriate governmental authorities. After approval of the joint venture, the Registrant will be able to earn a 75% equity interest in the joint venture company by placing the property in production at a rate of 3,500 tonnes per day. The amount of capital required is yet to be determined. Baiyin is contributing the resources defined in the deep Changba area, the Lijiagou area and the Joint Area (all part of the Changba-Lijiagou property), the on-site 3,500 tonnes per day mill, the tailings disposal site and all related infrastructure. It is intended that the parties will enter into an equity joint venture through a new Chinese limited liability company. The joint venture agreement, once established, will have a term of 30 years.

an independent valuation of the project and through negotiation. Upon agreement the parties will enter into an equity joint venture through a new Chinese limited liability company. The joint venture agreement, once established, will have a term of 30 years.

A title opinion in respect to the Changba-Lijiagou Property has not been obtained by the Registrant.

Location and Description

The Changba-Lijiagou lead-zinc deposits are located approximately 350 kilometers east of Lanzhou, the provincial capital of Gansu Province. This region has temperate climate. The area attains elevations of approximately 2,000 meters with local relief of between 800 to 1,000 meters. The hills are vegetated and terraced and the valleys are fertile.

Infrastructure is generally well developed in the region. Power is made available to the Changba mill site from the national power grid. Water supply is plentiful. The town of Changba existed prior to the mine but has been enlarged to accommodate the 800 employees and their families. Services supported by the mine include schools and a hospital.

The deposits consist of a series of moderately to steeply dipping massive and semi-massive sulphide lenses contained within a Devonian age sequence of metamorphosed carbonate and clastic rocks. The primary sulphide minerals are pyrite, sphalerite and galena.

The open pit Changba Mine is located two kilometers south of the concentrator facilities. A two kilometer haulage tunnel is used to transport the ore to the concentrator from the pit. The Lijiagou deposits are located less than two kilometers east of the Changba pit and are expected to be mined by underground mining methods.

The concentrator comprises a conventional flotation circuit producing selective lead and zinc concentrates from the treatment of the Changba ore. The present capacity is being expanded to handle 3,500 tonnes of ore per day. The expansion forms part of the planned Phase II development. Concentrates are first transported by truck to a railhead (138 kilometers) and then on to Baiyin's smelters in Baiyin City, Gansu Province, a total distance of 400 kilometers from the mine site. The transfer station at the railhead at Tian Shui has an annual capacity of 200,000 tonnes of concentrate. Baiyin is planning to construct a new transfer station facility capable of handling 500,000 tonnes per year.

Exploration and Development History

Baiyin has been operating in the area since its foundation in 1943 when it was exploiting two open pit copper deposits. These open pit copper mines have long since gone underground and reserves are practically exhausted. Attempts to find additional copper reserves in the area have failed and more recently Baiyin has been concentrating on developing the lead-zinc resources of the region.

The Changba-Lijiagou deposits were first drilled in 1966. Since that time a large database of analytical results from hundreds of diamond drill holes and underground sampling programs has been built up. These data support the current reserve calculation. The completion of Phase I of the project development in 1988 entailed the stripping of waste from the Changba pit and the installation of a flotation milling facility on the site. The production capacity is being raised from its initial planned 1,500 tonnes per day to 3,500 tonnes per day as part of the Phase II capital expansion program. The underground reserves at Lijiagou have not been developed, but form part of the Phase III expansion expected to be in operation early in the next century.

Geology and Mineral Deposits

The Changba and Lijiagou deposits on the property are either Sedex or Mississippi Valley type lead-zinc deposits. They bear some similarities to the lead-zinc deposits of Ireland. These two deposits occur in the Ii Chang Ore Field, which is a mineralized zone measuring approximately 100 kilometers east-west by 30 kilometers north-south, and which contains a large number of similar deposits. At least five of these other deposits are in production and two of them appear to contain significant reserves. Baiyin only operates the Changba open pit mine and plans to develop the Lijiagou deposit into an underground mining operation. The deposits consist of a series of stratabound, well banded to disseminated sulphide lenses. Lenses are up to 1,000 meters long, 1 to 70 meters thick and have been traced by drilling to 650 meters down dip. The mineralization is hosted in metamorphic carbonate and clastic rocks of mid Devonian age. The rocks have been folded along an east-west axis and have been metamorphosed to an upper greenschist assemblage. The carbonate rocks are now marbles ant the clastic rocks have been changed to quartz-biotite schist and quartzite. The deposits are on the north limb of a large antiform structure, the sulphide-rich lenses have been overturned and maintain southerly dips of 40 to 85 degrees. The shallower dips are mainly found at Changba, i.e. in the area of the open pit. The main sulphides are fine to coarse pyrite, sphalerite and galena in a gangue of quartz, mica and calcite. Other contained metallic elements are silver, cadmium, gallium, germanium, indium and tellurium. A series of north-east trending faults cut the stratigraphy in the area of the Changba mine. One of these faults separates the Changba and Lijiagou deposits. The Lijiagou deposits appear to be a continuation of the Changba deposits across this reverse fault. At least ten mineralized zones have been defined at Changba, however, the bulk of the reserves are contained in Zones I and II. Based on the estimate made by Baiyin in January 1995, the remaining Minable Reserve for the Changba deposit is 19,550,000 tonnes, 1.51% lead and 9.29% zinc.

Lijiagou lies along strike to the east of the Changba deposits and consists of three steeply dipping sulphide lenses. All zones dip at 75 to 80 degrees to the south. The Minable Reserve for Lijiagou was re-calculated by Baiyin in late 1995 as being 13,560,000 tonnes, 2.10% lead and 12.48% zinc. The exploration potential in the immediate vicinity of the Changba-Lijiagou deposits is considered good as both deposits are open down dip. In addition, there is some evidence that further deposits are located in the area between both deposits. Illegal mining activity along strike to the ease of the Lijiagou deposit bodes well for exploration potential in this area also.

Proposed Exploration and Development Program

The Registrant has allocated $600,000 from the proceeds of its 1996 private placements to conduct preliminary assessments of the Changba and Lijiagou deposits as recommended in the CBLG Technical Report. These pre-feasibility studies will include evaluation of the accuracy of the current information regarding deposits of mineralized material, as well as the need for, and the extent of, an infill diamond drilling program on the deposits. More detailed recommendations are contained in the report prepared by H.A. Simons Ltd. titled "Proposed Development Strategy for the Lijiagou Underground Mine":

The recommendations are broken into two groups or phases. The first phase encompasses those activities which should be undertaken to enable the completion of a preliminary economic analysis of the property. All costs are estimates only.

The second group encompasses those activities which would form the logical "next step" for the investigation of the property, provided the economic analysis is favorable. No costs have been calculated for the second phase of this work.

        PHASE I
        Metallurgical    $120,000
        Geology          $260,000     (including limited diamond drilling to confirm
                                       Baiyin drilling, to provide core for geotechnical core
                                       logging, ore body definition and continuity and
                                       geological and grade modelling of the deposit)
        Mining            $70,000

        Geotechnical          $40,000
        Revenue Study         $10,000
        Other                 $90,000       (concentrate haulage and infrastructure studies)
                             --------
        TOTAL                $590,000


This work is expected to extend over a period of 12 - 18 months. H.A. Simons Ltd. has just recently started the construction of an economic model of the project to generate the revenue study.

To December 31, 1996, the Registrant has spent approximately $27,965 on the exploration and development of the Changba-Lijiagou Property, as follows:



EXPENDITURES                                 AMOUNT
------------                                 ------
Geological Consulting                       $10,862
Travel and Accommodation                          0
Labor                                             0
Licenses & Permits                                0
Property Investigation                            0
Assaying                                          0
Engineering                                  17,103
                                            -------
TOTAL                                       $27,962
                                            =======

The Changba-Lijiagou Property is known to contain commercial lead-zinc deposits. The Registrant's work program is designed to assess the accuracy of the current estimates regarding such deposits and to identify additional deposits.

STONE LAKE PROPERTY

Acquisition

The Registrant acquired its interest in the Stone Lake Property pursuant to the PCR Agreement. See Item 1 - "The PCR Agreement" above. The consideration payable to PCR by the Registrant for the Stone Lake, Changba-Lijiagou and Crystal Valley Properties consisted primarily of 4,880,000 escrow shares which will only be released upon the Registrant satisfying certain earn-out requirements (see "Item 4 - "Performance Shares or Escrow Securities"). The Stone Lake Property is the subject matter of a report prepared by Dr. Wayne Ewert of A.C.A. Howe International Limited dated March 13, 1995 and updated pursuant to an addendum dated December 9, 1996.

As discussed under the heading "Emperor's Delight Property" above, the Registrant has certain rights in respect to this property under the FGEB Co-operation Agreement. This agreement provides Temco with an "exclusive right" to negotiate and enter into a Joint Venture Contract with GEC-FGEB with respect to the Stone Lake Property located in Hebei Province, China (as well as the Emperor's Delight and Crystal Valley prospects) providing for a 55% interest in the project in favor of Temco. Detailed study of this area has just begun pursuant to the FGEB Co-operation Agreement. The expenditure requirements on the Stone Lake Property are to be formulated in a Joint Venture Agreement to be negotiated with GEC-FGEB in 1997 (for further details regarding the FGEB Co-operation Agreement see "Emperor's Delight Property"). Although it is currently the unwritten policy of the Chinese government that Chinese entities be given preference over foreign entities in developing high-grade easily minable ore deposits, such as the Stone Lake deposit it is expected that new regulations to be formulated in 1997 pursuant to the new Mineral Resources Law of China will remove such restrictions on foreign investment.

No title opinion or survey in respect to the Stone Lake Property has been obtained by the Registrant.

Location and Description

The Stone Lake Property lies about 320 kilometers south of Beijing in the northwest part of Lingshou county, Hebei Province, and is situated about 96 kilometers northwest of Shijiazhuan City, the capital of Hebei province. Shijiazhuan is a major train station on the Jin-Guan railway and two major roads, the Shijiazhuan-Datong and Shijiazhuan-Fuping highways, pass within several kilometers of the property. Secondary roads off these main highways provide excellent access to the property. The local infrastructure is acceptable.

The property covers a 120 square kilometer area, consisting of the following three detailed study sections: Shihu, Tolin, and Dahuang Shang.

The property lies at the central portion of the Taihang mountain chain at an altitude varying from 600 to 995 meters above sea level. The region is characterized by medium to low mountainous terrain and a continental, semi-arid climate. Vegetation is not well developed due to a poor soil cover and widespread exposure of bedrock. The property covers a 120 square kilometer area with the focus of work currently on three detailed study areas. Since 1981, reconnaissance exploration has revealed a large number of quartz vein structures. Virtually all detailed exploration work, including diamond drilling and exploration drifting and sampling, has concentrated on two of these structures, the No. 116 and the No. 101 veins. All of the established resources on the property are present on these two structures. The Stone Lake Project displays significant local and regional exploration potential and a multi-phase exploration program has been recommended by A.C.A. Howe in its evaluation Report dated March 13, 1995. The Registrant will not expend significant funds, nor will it allocate further funds to the Stone Lake Property, until such time as it has had an opportunity to review and assess the pending regulations supporting the new Mineral Resources Law, expected to be released in late 1997. The Registrant hopes to see clear policy by the Chinese government on the exploitation of high-grade, easily minable gold deposits by foreign entities. Previously, foreign entities have been excluded from participating in the exploitation of such deposits. To December 31, 1996, the Registrant has spent no funds on the acquisition and exploration of the Stone Lake Property.

Exploration and Development History

In the early 1980's the GEC-FGEB conducted a regional geological prospecting and mapping survey over a 35 square kilometer area south of the Mapong intrusive to search for gold-bearing quartz veins.

From 1981 to 1983, the study identified approximately 23 major vein structures, including the No. 101 and No. 116 veins, the two most promising structures discovered to date. Subsequently, the survey area was expanded and a reconnaissance exploration program was undertaken to document the distribution, size, quality and quantity of all quartz veins within the 120 square kilometer area surrounding the Stone Lake Property. A total of over 242 individual vein structures have been discovered. Only reconnaissance exploration has been conducted on any of these peripheral veins. Virtually all exploration efforts have concentrated on delineating potential deposits on the No. 101 and No., 116 veins. Detailed geological, geophysical and geochemical exploration on these two veins was carried out from 1984 to 1987. Diamond drilling and underground exploration of veins No. 101 and No. 116 was conducted intermittently from 1988 to 1993.

Proposed Exploration and Development Program

The Stone Lake property does not contain a known body of commercial ore and any work program on the property will be designed to define such a body. The property displays significant exploration potential and a multi-phase exploration program has been recommended by A.C.A. Howe in its evaluation Report dated March 13, 1995. The Registrant will not expend significant funds, nor will it allocate further funds to the Stone Lake Property, until such time as it has had an opportunity to review and assess the pending regulations supporting the new Mineral Resources

Law, expected to be released in late 1997. The Registrant hopes to see clear policy by the Chinese government on the exploitation of high-grade, easily minable gold deposits by foreign entities. Previously, foreign entities have been excluded from participating in the exploitation of such deposits.

To December 31, 1996, the Registrant has spent no funds on the acquisition and exploration of the Stone Lake Property.

CRYSTAL VALLEY PROPERTY

Acquisition

The Registrant acquired its interest in the Crystal Valley Property pursuant to the PCR Agreement. See Item 1 - "The PCR Agreement", above. The consideration payable to PCR by the Registrant for the Crystal Valley, the Changba-Lijiagou and the Stone Lake Properties consisted primarily of 4,880,000 escrow shares which will only be released upon the Registrant satisfying certain earn-out requirements (see Item 4 - "Performance Shares or Escrow Securities"). The Crystal Valley Property is the subject matter of a report prepared by Dr. Wayne Ewert of A.C.A. Howe International Limited dated March 13, 1995 and updated pursuant to an addendum dated December 9, 1996.

As discussed under the heading "Emperor's Delight Property" above, PCR has certain rights in respect to this property under the GEC-FGEB Co-operation Agreement. This agreement provides Temco with an "exclusive right" to negotiate and enter into a Joint Venture Contract with GEC- FGEB with respect to the Crystal Valley Property in Hebei Province, China (as well as the Emperor's Delight and Stone Lake prospects) providing for a majority interest in the project in favor of Temco. The expenditure requirements are to be set forth in a Joint Venture Agreement to be negotiated with the GEC-FGEB in 1997 (for further details regarding the FGEB Cooperation Agreement see "Emperor's Delight Property"). Although it is currently the unwritten policy of the Chinese government that Chinese entities be given preference to foreign entities in developing high-grade easily minable ore deposits, such as the Crystal Valley deposit, new regulations to be published pursuant to the Mineral Resources Law of China may remove such restrictions on foreign investment.

No title opinion or survey in respect to the Crystal Valley Property has been obtained by the Registrant.

Location and Description

The Crystal Valley Property consists of a 120 square kilometer area granted to the Ministry of Metallurgical Industry, the Chinese ministry responsible for much of China's gold production, that is located approximately 110 kilometers north of Beijing in Chongli County, Hebei Province. Road access to the property is very good and the local infrastructure such as electricity, water, transportation and labor is adequate.

The Crystal Valley Property lies in a semi-arid mountainous terrain at an altitude that varies from 1,000 to 1,600 meters above sea level. The Qinshui river which lies 1.5 kilometers east of the property provides the area with a stable, year round water supply. The region has a moderately severe winter season which produces a maximum freezing depth of 2 meters. Agriculture is the predominant form of employment in the region although there is a locally diverse mining and manufacturing base including gold mines, coal mines and large cement plants, which are all operated by local governments.

Exploration and Development History

Early reconnaissance work in this region (1986) consisted mainly of regional stream sediment surveys. The results of these surveys indicated that gold deposits in this region are closely related to the stream sediment anomalies. The Crystal Valley Property was established as a result of a regional survey in order to investigate one of the larger anomalies. Based on the magnitude of the geochemical anomalies, the area is considered to have excellent potential to host significant gold mineralization. The gold deposits in the region are generally of vein type, usually associated with the Cretaceous age igneous intrusive rocks. On the property, the mineralized structures dip at approximately 70 degrees and are persistent features with strike lengths of up to 3,000 meters and have average widths of about 13 meters. There have been twenty such structures identified on the property and no deposit definition work has been attempted on eighteen of these. Only the No. 2 vein and parts of the No. 3 Vein, have been fully explored and, in keeping with traditional Chinese practice, just to a depth of 300 meters. To date a total of over 20 major veins have been identified on the property, with ten of these initially selected for further detailed evaluation or exploration stage work.

Geology and Mineral Deposits

The Crystal Valley property does not contain a known body of commercial ore and any work program on the property will be designed to define such a body. The property displays significant local and regional exploration potential and a multi-phase exploration program has been recommended by A.C.A. Howe in its evaluation Report dated March 13, 1995. The Registrant will not expend significant funds, nor will it allocate further funds to the Crystal Valley Property, until such time as it has had an opportunity to review and assess the pending regulations supporting the new Mineral Resources Law, expected to be released in late 1997. The Registrant hopes to see clear policy by the Chinese government on the exploitation of high-grade, easily minable gold deposits by foreign entities. Previously, foreign entities have been excluded from participating in the exploitation of such deposits.

To December 31, 1996, the Registrant has spent no funds on the acquisition and exploration of the Crystal Valley Property.

OTHER PRC PROPERTIES OF THE REGISTRANT

Tian Shan  (or "Heavenly Mountains") Properties

The May 27, 1996 Co-operation Agreement with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources ("MGMR-Xinjiang") gives the Registrant an exclusive right to choose specific areas, from within six property areas covering over 36,000 square kilometers of the Tian Shan, or "Heavenly Mountains", on which to negotiate joint venture agreements.

Xinjiang Uygur Autonomous Region of Northwestern China is a neighbor to the Central Asian Republics of Kazakhstan, Kyrgyzstan, Tajikistan and Uzbekistan. This area of Asia, and in particular the geologic terrane known as the Tian Shan Orogenic Belt, hosts exceptional mineral deposits.

In the Chinese Tian Shan, the six properties cover relatively unexplored ground which has the same geologic terrane that hosts the mineral deposits in the neighboring Central Asian Republics. In this region of China, however, very little mineral exploration has taken place. The six designated property areas in Tian Shan are defined by the following sets of coordinate points:

=============================================================================================================================
  AREA NAME                   AREA         LATITUDE/LONGITUDE POINTS ON BOUNDARY                       APPROXIMATE SIZE (KM2)
                             NUMBER
-----------------------------------------------------------------------------------------------------------------------------
  Wulansayi                     1          N42 Degrees 00'00"/E84 Degrees 45'00"                              11,000
                                           N42 Degrees 37'00"/E86 Degrees 00'00"
                                           N42 Degrees 37'00"/E84 Degrees 00'00"
                                           N42 Degrees 00'00"/E86 Degrees 00'00"
                                           N42 Degrees 57'00"/E84 Degrees 41'00"
                                           N42 Degrees 25'00"/E84 Degrees 45'00"
-----------------------------------------------------------------------------------------------------------------------------
  Baluntai                      2          N43 Degrees 00'00"/E86 Degrees 00'00"                               2,950
                                           N42 Degrees 40'00"/E86 Degrees 00'00"
                                           N43 Degrees 00'00"/E86 Degrees 30'00"
                                           N42 Degrees 40'00"/E86 Degrees 30'00"
-----------------------------------------------------------------------------------------------------------------------------
  Aikendaban                    3          N43 Degrees 37'00"/E84 Degrees 00'00"                               9,200
                                           N43 Degrees 00'00"/E84 Degrees 00'00"
                                           N43 Degrees 00'00"/E86 Degrees 00'00"
                                           N43 Degrees 20'00"/E86 Degrees 00'00"
-----------------------------------------------------------------------------------------------------------------------------
  Kushitai                      4          N42 Degrees 19'00"/E81 Degrees 05'00"                               6,750
                                           N42 Degrees 36'00"/E82 Degrees 00'00"
                                           N43 Degrees 13'00"/E82 Degrees 45'00"
                                           N42 Degrees 26'00"/E82 Degrees 00'00"
                                           N42 Degrees 41'00"/E82 Degrees 45'00"
                                           N42 Degrees 45'00"/E81 Degrees 05'00"
-----------------------------------------------------------------------------------------------------------------------------
  Muzhate                       5          N42 Degrees 46'00"/Ntl. Boundary with Kazakhstan                    3,590
                                           N42 Degrees 16'00"/Ntl. Boundary with Kazakhstan
                                           N42 Degrees 46'00"/E81 Degrees 00'00"
                                           N42 Degrees 16'00"/E81 Degrees 00'00"
-----------------------------------------------------------------------------------------------------------------------------
  Yishijilike                   6          N42 Degrees 46'00"/Ntl. Boundary with Kazakhstan                    2,750
                                           N42 Degrees 16'00"/Ntl. Boundary with Kazakhstan
                                           N42 Degrees 46'00"/E81 Degrees 00'00"
                                           N42 Degrees 16'00"/E81 Degrees 00'00"
-----------------------------------------------------------------------------------------------------------------------------
                                                     APPROXIMATE TOTAL AREA             =       36,240 KM2
=============================================================================================================================


To the best of the Registrant's knowledge, the MGMR-Xinjiang is the single largest player in Tian Shan and it believes that most of the ground covered by the six properties is under the control of the MGMR-Xinjiang. The Registrant's agreement with the MGMR-Xinjiang protects these six areas from encroachment by other foreign companies. All open ground and existing MGMR-

Xinjiang projects within these areas can be the subject of joint ventures with the Registrant after the Registrant has reviewed all available Chinese data, generated its own data and ultimately makes a decision regarding which specific detailed areas are to be applied for at the 1:10,000 scale. Once the Registrant chooses the specific detailed project areas, each constituting blocks of approximately 100 square kilometers area, applications will be filed with the authorities in Xinjiang and with the Central Government in Beijing. Upon approvals, these areas will be fully protected and the Registrant can explore for and develop mineral deposits on the property.

The co-operation agreement gives the Registrant the exclusive right to negotiate and enter into joint venture contracts wherein the Registrant can earn a 76% equity interest in joint ventures relating to the specific chosen detailed project areas by investing yet-to-be defined amounts in these projects. The amounts will be determined following an independent valuation of the projects and by negotiations, to be conducted after receiving appropriate governmental approvals to enter into the joint venture agreements.

The Registrant has agreed to examine all available data and information with respect to the properties in a timely fashion and confirm to MGMR-Xinjiang its level of interest in the properties. The Registrant has assembled as much data as possible on each of the designated areas covered by the agreement. This data acquisition included: regional scale geochemical data from the MGMR; remote sensing data from Canadian, American and/or Chinese suppliers; and the processing of this data to generate new information on these areas. The Registrant has combined all of the ground information with the satellite remote sensing data to help choose the specific areas for joint venture agreements with the MGMR. The Registrant cannot formulate proposals for field programs until it knows what work has been completed to date. Much of this information will be available after the Registrant signs the next agreements with the MGMR-Xinjiang.

To date, the Registrant's geologists have extensively reviewed Landsat TM remote sensing satellite data to help define exploration targets. This work has lead to the expedient and cost-effective identification of eleven specific detailed project areas having iron-oxide and clay alteration anomalies; features which are commonly associated with gold mineralization. Most of these alteration zones are coincident with structural features (also visible on the Landsat imagery) and with regional geochemical gold anomalies previously identified by the MGMR-Xinjiang.

As its contribution in the joint ventures, for a 24% interest, MGMR will contribute its interest in the properties including the exploration permits for the properties, and the data and results which have been collected or created to date on the properties. The Registrant will contribute to the joint ventures certain advanced equipment and technology for mineral exploration, development and production phases. After a feasibility study has been conducted, all capital required will be contributed as to 19% by MGMR-Xinjiang and as to 81% by the Registrant in order to maintain their respective 24% and 76% equity interest in each joint venture. The term of the joint ventures shall continue for a period of thirty years from the date upon which the joint ventures is established.

Preliminary reconnaissance fieldwork commenced on several of the properties in the summer of 1997. Results from this work are being evaluated. The Registrant had allocated approximately $250,000 from the proceeds of its 1996 private placements for investigative costs, but believes that actual costs will exceed this amount.

No title opinion or survey in respect to the Tian Shan Properties has been obtained by the Registrant.

To December 31, 1996, the Registrant has spent and deposited for further expenditures a total of approximately $153,303 for the exploration of the Tian Shan Properties, as follows:


                 EXPENDITURES                                        AMOUNT
                 ------------                                        ------
                 Deposit                                            $68,801

                 Remote Sensing                                      22,528
                 Geological Consulting                               31,420

                 Travel and Accommodation                            24,572

                 Other Expenditures                                   5,982
                                                                    -------


                 TOTAL                                             $153,303
                                                                   ========

Xifanping Property

In October of 1996, the Registrant entered into a Letter of Intent with the Sichuan Bureau of the Ministry of Geology and Mineral Resources ("MGMR-Sichuan") regarding the Xifanping copper-gold porphyry project in southwest Sichuan Province (the "Xifanping Project"). This Letter of Intent marks the second agreement between the Registrant and MGMR-Sichuan, the first agreement being in respect to the Chapuzi Property.

The Xifanping Project covers a 50 square kilometer area hosting numerous porphyry systems and is located about 130 kilometers southwest of the city of Zichang in south central China. The property is situated within the same mineralization belt that hosts the Yulong copper porphyry deposit.

Pursuant to the Letter of Intent, the MGMR-Sichuan began a program of detailed geological mapping, soil sampling and induced polarization surveys to cover the entire Xifanping Project area. The Registrant is providing consulting and direction to the programs, which are scheduled for completion in 1997. The Registrant has until November, 1997 to review all data and make a decision regarding further participation in this project. If the Registrant elects to proceed with the project, the Registrant will be granted an exclusive right to the project. The Registrant anticipates that an agreement similar to the Chapuzi property agreement may be reached, whereby the Registrant can earn a 75% interest by placing the property into production.

The Registrant does not intend to expend a material portion of the proceeds of its 1996 private placements on the Xifanping Project over the next twelve months.

The registrant holds rights of first refusal on all Sichuan Province projects owned or generated by the Sichuan Bureau of the Ministry of Geology and Mineral Resources ("MGMR-Sichuan"). Pursuant to these rights, the Registrant will conduct, from time to time, project evaluations in the province of Sichuan for possible acquisitions. The Registrant is also searching for a suitably advanced gold project in other parts of China.

WHITE SILVER MOUNTAIN PROPERTY

On November 17, 1997, the Registrant entered into a Cooperation Agreement for Mineral Exploration and Development with Baiyin Non-Ferrous Minerals Corporation ("Baiyin"). The agreement provides for formation of a joint venture to be 80% owned by the Registrant to exploit mineral resources in an approximately 35 square kilometer area located in the Baiyin region of Gansu Province, China. Baiyin will contribute the property, mineral rights on the property (including discovery rights, exploration permits and privilege mining rights, and data and results which has been collected or created to date on the property. The Registrant can earn its 80% interest by contributing certain advanced equipment and capital, in an amount not yet determined, necessary to undertake an exploration program and feasibility study as to one mineral deposit on the property. The area subject to the agreement includes exploration areas in and around a number of past and present producing properties in the vicinity of Baiyin City, but does not include any mineralized body of proven commercial value. It does cover dip and/or strike extensions of known deposits which have been or are known producers. No firm plans or expenditures have yet been fixed by the Registrant for this project. Early in 1998, The Registrant will commission a geological study of the region to assess its overall exploration potential.

SAVOYARDINSKI GOLD PROJECT, KYRGYZSTAN

Acquisition

The Registrant has entered into an agreement with the South Kyrgyz Geological Expedition ("SKGE") and Magko, a Moscow based mineral exploration company, on a 1,800 square kilometer property abutting the Chinese border in southern Kyrgyzstan. The joint ownership, with Minco having an 80% interest, SKGE with a 10% interest and Magko with a 10% interest has been granted a License for Mineral Wealth Usage Rights by the Kyrgyz government, that expires on December 31, 1999. The Registrant has agreed to fund all exploration on the property for the three year term of the license. The costs of acquiring the permit have been the payment of US $50,000 for the preparation of the submission to the Kyrgyz government to support the application for the license, a US $35,000 cash payment and 35,000 common shares of the Registrant's stock, paid to a third party as a finder's fee. following direct expenditures of US $1,000,000 on the property, an additional 75,000 common shares of the Registrant's stock is payable; following aggregate expenditures of US $2,000,000 on the property a final payment of 75,000 common shares of the Registrant's stock is payable as the finder's fee.

Location and Description

The property is located in the Osh Oblast of South Kyrgyzstan and abuts the border with China. The region is situated on the northern slopes of the Aleiskii Range within the Tian Shan Mountain belt. The region has been geologically mapped to a scale of 1:50,000, completed in 1980, with localized, more detailed mapping, to the 1:5,000 and 1:2,000 scales. The property does not include the area of the Savoyardy gold/antimony deposits, which comprises an approximately five square kilometer mining permit area totally enclosed by the Savoyardinsky property. The mining permit holder is the Kadamdjai Antimony Combine of Kyrgyzstan. The area is typically mountainous with maximum elevations to about 3,600 meters. Access from the regional capital of Osh is provided by a reasonable network of roads through the property. The Registrant sought the property in 1996 after learning about a substantial gold find on the Chinese side of the border. The Chinese discovery, a couple of kilometers inside the border, trends northeast across the border and into Kyrgyzstan. The Registrant sought and acquired the ground covering the strike extension of the Chinese discovery.

Geology and Mineral Deposits

The area is underlain by Paleozoic and Mesozoic aged rocks. The Paleozoic rocks are primarily Silurian to Carboniferous volcanoclastic and carbonate sequences while the Mesozoic is represented mostly by Lower to Middle Cretaceous sediments. Jurassic sediments are also present but are poorly represented and are not considered to have any mineralization potential. The area is subdivided by northeast trending regional faults. Each of these tectonic zones is characterized by its own metallogeny. For instance, the Irkesh-Savoyardy belt in the southeast corner of the property is characterized by the presence of antimony-gold-polymetallic mineralization. The Cretaceous sediments of the Oitalsky trough contain copper mineralization within the so-called blue-horizon. However, there are no known commercial mineral deposits on the property.

Exploration and Development Plan

The Registrant intends to fund an evaluation of the gold potential of the property. Initially, the efforts will concentrate on locating the extension of the Chinese deposits across the border. The initial exploration methods to be used are geological mapping, geochemical sampling and geophysical surveying (most likely to be induced polarization methods) is greater than These surveys will be conducted during 1997/1998. If suitable targets are discovered, drilling will commence in 1998/1999. To maintain the property in good standing, the Registrant must spend US $180,000 per annum (i.e. US $100 per square kilometer per year). This will be the exploration budget for each of the first two years of the program. A separate budget for diamond drilling will be established following the definition of suitable targets.

ITEM 3. LEGAL PROCEEDINGS.

There are no pending legal proceedings to which the Registrant, or any of its subsidiaries, is a party to, or to which any of their properties is subject.

ITEM 4. CONTROL OF REGISTRANT.

As far as known to the Registrant, and except as disclosed herein, the Registrant is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of the Registrant, owns approximately 49.5% of the issued and outstanding shares of the Registrant's common stock.

The following table sets forth, as of January 21, 1998, information with respect to (i) any person who is known to the Registrant to be the owner of more than 10% of any class of the Registrant's outstanding voting securities and (ii) the total amount of any class of the Registrant's voting securities owned by the officers and directors as a group.


       Title of Class           Identity of Holder             Amount owned              Percent of Class
       Common Shares         Pacific Canada Resources            7,030,000                    45.7%
                                       Inc.(1)

       Common Shares             All officers and                7,530,167(2)                   49%
                               directors as a group,
                                  (seven persons)

         1. Ken Cai a director and officer of the Registrant, and Donald Hicks, a former director and officer of the Registrant, collectively are the beneficial owners of 56% of Pacific Canada Resources Inc., a private company. See Item 10 and
                 Item 13.

         2. includes Ken Cai's and Donald Hicks's 56% beneficial interest in shares owned by Pacific Canada Resources, Inc.

PERFORMANCE SHARES OR ESCROW SECURITIES

Currently, there are a total of 5,442,500 common shares of the Registrant held at Montreal Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under a Performance Escrow Agreement dated August 17, 1995 (the "1995 Escrow Agreement") and an Escrow Agreement dated February 19, 1996 (the "1996 Escrow

Agreement"). The escrow shares represent 35.51 % of the total issued and outstanding shares of the Registrant.



      NAME OF ESCROW SHAREHOLDER                              NUMBER OF ESCROW SHARES
      PETER TSAPARAS Chairman, Chief Financial Officer        262,500
      and Director

      COLIN MCALEENAN, Vice-President, Explorations            90,000
      and Director

      FOTIOS KANDIANIS, Past Director                          60,000

      PETROS TSAPARAS, Past Director                           60,000

      HANS WICK, Director                                      90,000

      PACIFIC CANADA RESOURCES INC                          4,880,000

Each of the holders of escrow shares subject to the 1995 Escrow Agreement qualify or have in the past qualified as a principal as defined in Local Policy Statement 3-07 of the British Columbia Securities Commission as they are all directors or former directors of the Registrant as of the date of receipt of the escrow shares. In addition, the terms of the 1995 Escrow Agreement provide that an escrow shareholder who ceased to be a principal, dies or becomes bankrupt, shall be entitled to retain any escrowed shares then held by him and shall not be obligated to transfer or surrender the escrowed shares to the Registrant or any other person. These escrow shares are subject to the direction and determination of the British Columbia Securities Commission and the Exchange (the "Regulatory Authorities"). The release of the 1995 Escrow Shares will be based on expenditures made by the Registrant on the exploration and development of its mineral properties.

Pursuant to the 1996 Escrow Agreement, 4,880,000 escrow shares are held by Pacific Canada Resources Inc. ("PCR"), a private Ontario company in respect of which Ken Cai and Donald Hicks collectively own 56% of the issued and outstanding shares.

The escrow shares held by PCR hereunder shall be released to PCR, subject in each case to the prior consent of the Vancouver Stock Exchange, on the following basis:

1. one escrow share for each $0.97 in the value of the interests in the mineral properties acquired by the Registrant from PCR pursuant to the PCR Agreement (the "PCR

      Properties"), based on a valuation report to be prepared by a qualified independent consultant, less any expenditures required to be made by the Registrant, pursuant to the PCR Agreement or otherwise, in order to earn its interests in the PCR Properties (provided that all required Chinese governmental approvals in order to perfect the interests to be acquired by the Registrant hereunder have been obtained for each of the PCR Properties that are the subject of the valuation report);

2. one escrow share for each $0.97 in the value of the interest in any new mineral properties acquired by the Registrant pursuant to the PCR Agreement or the TCIP Agreements ("New Projects"), such value to be determined on the same basis and subject to the same provisions as described in 1 above;

3. one escrow share for every $1.81 expended by the Registrant, PCR, Teck, Cominco, Temco or any other third party expending monies on exploration and development of the PCR Properties or of any New Projects, exclusive of general and administrative expenses, determined in accordance with the provisions applicable to natural resources issuers under Local Policy Statement #3-07 of the British Columbia Securities Commission; and

4. one escrow share for every $0.97 in cumulative Cash Flow, as hereinafter defined, from the operations of the Registrant on the PCR Properties and any New Projects and as determined in accordance with generally accepted accounting principles and by reference to the Registrant's annual audited financial statements, provided that each PCR Property and each New Project will be considered separately without taking into account any negative cash flow that may exist in any other PCR Property or New Project.

For the purposes of the foregoing, "Cash Flow" means net profit for a fiscal year of the Registrant adjusted for the following add backs: depreciation, amortization of goodwill, deferred income taxes, and amortization of research and development costs, plus any other capitalization charges as may be permitted by the Vancouver Stock Exchange. Cumulative Cash Flow, less any amounts used in prior escrow share releases, divided by $0.97 per share, equals the total number of escrow shares which may be released under the 1996 Escrow Agreement in any twelve-month period.

If all of the escrow shares are not released to PCR within ten years of issuance, all unreleased escrow shares shall be forfeited by PCR and cancelled. The foregoing escrow shares are held subject to the direction and determination of the Regulatory Authorities.

The material terms of the 1995 and 1996 Escrow Agreements require that the escrow shares may not be dealt with in any manner (including transfer or release from escrow) without the prior consent of the Vancouver Stock Exchange, that the escrow shares may be voted by the registered holder at all meetings of shareholders and that the escrow shareholders will have all of the rights, benefits and ownership of the forgoing escrow shares as they pertain to all shareholders of the Registrant save and except that while the shares are subject to the 1995 and 1996 Escrow Agreements, as the case may be, the holders may not vote the escrow shares on any resolution to cancel such shares and in respect of such escrow shares and may not receive any dividends or participate in any distribution of assets by the Registrant.

ITEM 5.  NATURE OF TRADING MARKET.

The common shares of the Registrant (the "Common Shares") are listed on the Vancouver Stock Exchange ("VSE"), in British Columbia, Canada. On September 20, 1996 the Registrant's Common Shares began trading during the VSE's extended evening hours which link the Asia Pacific stock markets, including Australia and Hong Kong, with North America. This extended trading day is pursuant to Vancouver International Securities Trading Access or "VISTA". With VISTA, the VSE re-opens for real time trading between the hours of 6:30 p.m. to 8:30 p.m. Pacific Daylight Time or 5:30 p.m. to 7:30 p.m. Pacific Standard Time to coincide with the early hours of the Hong Kong and Australian exchanges. The trading symbol for the Common Shares of the Registrant is MMM. Effective December 12, 1997 the Registrant received a conditional listing for trading of its common shares on the Toronto Stock Exchange.

The Registrant's shares are not currently trading on any U.S. stock exchange or in the over-the-counter market, and accordingly, there is currently no public market for the common stock of the Registrant in the United States. There can be no assurance that such a market will develop after the effectiveness of this registration statement. Since a portion of the Registrant's shares are held by agents in street name, the Registrant is unaware of how many of its outstanding common shares are held by United States residents. As of November 19, 1997, the Registrant's share register indicates that 430,070 of the issued and outstanding shares were held by sixteen shareholders with addresses in the United States.

The following table sets forth the reported high and low prices for the Common Shares as quoted on the Vancouver Stock Exchange for each full quarterly period, commencing from the first quarter of 1995:

                YEAR AND QUARTER                HIGH      LOW
                ----------------                ----      ---
                1997 - Fourth Quarter           1.85     1.15

                1997 - Third Quarter            1.60     1.27

                1997 - Second Quarter           2.45     1.30

                1997 - First Quarter            3.05     1.35

                1996 - Fourth Quarter           3.15     2.25

                1996 - Third Quarter            3.55     2.50

                1996 - Second Quarter           4.20     2.70

                1996 - First Quarter            2.84     1.10

                1995 - Fourth Quarter           1.30     0.95

                1995 - Third Quarter            1.50     1.00

                1995 - Second Quarter           1.25     0.70

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

PEOPLE'S REPUBLIC OF CHINA

See the discussion in Item 1, under the captions "Risk Factors" "People's Republic of China - Background Information" and "Legal Framework for Chinese-Foreign Co-operative Joint Ventures" as to matters involving Chinese law.

CANADA

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation."

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Registrant on the right of a non- resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act, (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment

Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Registrant was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Registrant. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Registrant was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of Cdn. $168 million. A non-Canadian would acquire control of the Registrant for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of the Common Shares, remained unchanged.

ITEM 7. TAXATION.

PEOPLE'S REPUBLIC OF CHINA

See the discussion in Item 1, under the caption "People's Republic of China - Background Information Tax System" as to matters involving Chinese law.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of Common Shares in the capital of the Registrant by a holder of Common Shares who is resident in the United States of America and not in Canada, and who holds Common Shares solely as capital property (a "U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

This summary is of a general nature and is not, and should not be construed as, advice to any particular U.S. Holder as to Canadian tax consequences applicable to such U.S. Holder. Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's Common Shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder who is a resident of the United States for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Registrant and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Registrant is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a Common Share, including a deemed disposition on death, provided that the U.S. Holder did not hold the Common Share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal a arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Registrant at any time in the five years immediately preceding the disposition.

UNITED STATES TAX CONSIDERATIONS

Passive Foreign Investment Companies

The Treaty essentially calls for taxation of shareholders by the shareholder's country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

Under Section 1296, of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a "PFIC") if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income. Each U.S. shareholder of the Registrant should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation. In particular, a U.S. shareholder should determine whether such shareholder should elect to have the Registrant be treated as a Qualified Electing Fund if the Registrant is a PFIC. This might avoid adverse U.S. federal income tax consequences that may otherwise result from the Registrant should it be treated as a PFIC.

Other Considerations

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Registrant's Common Shares.

U.S. Holders

As used herein, a "U.S. Holder", includes a holder of Common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of Common Shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution of Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Registrant's Common Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that the Registrant has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal income tax by those who itemize deductions. (See more detailed discussions at "Foreign Tax Credit" below). to the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for the long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Registrant's Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of the Registrant's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income, such as "passive income", "high withholding tax interest", "financial services income",

"shipping income", and certain other classifications of income. The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize gain and loss upon the sale of the Common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder's tax basis in the Common Shares. The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending on each U.S. Holder's holding period. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time. The foregoing discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Registrant's Common Shares and no opinion or representation with respect to the United States federal income tax consequences is expressed hereby to any such prospective holders of the Registrant's Common Shares. A holder or prospective holder of the Registrant's Common Shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the Common Shares of the Registrant.

ITEM 8. SELECTED FINANCIAL DATA.

FINANCIAL STATEMENTS

The following selected financial information for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 are derived from the financial statements of the Registrant and should be read in conjunction with such financial statements and the notes thereto included elsewhere in this Registration Statement. The Registrant's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and the financial information presented in the following tables is presented in accordance with Canadian GAAP. Canadian GAAP conforms to GAAP in the United States in most respects. The only significant differences which are relevant here are in calculation of the loss per share. United States GAAP requires escrow shares which are contingently cancelable to be excluded from the calculation of loss per share. The loss per share shown in the following tables is accordingly calculated according to both Canadian and United States GAAP. Total assets, total liabilities and loss for the following years calculated according to United States GAAP is not materially different from the amounts determined in accordance with Canadian GAAP. To date, the Registrant has not paid any cash or other dividends on its common shares. All amounts are stated in Canadian dollars.

                          Balance Sheets at December 31
                          -----------------------------

                                            Temco
                            Minco After    Before
                                RTO          RTO                     Minco Before RTO
                            ----------------------    ---------------------------------------------
                               1996(1)     1995(1)      1995        1994(2)     1993(2)     1992
                             ---------     -------    ---------   ---------   ---------   ---------
     Total assets            8,326,356      39,072      257,186     140,026     102,204     116,010
     Total Liabilities         763,008      49,458       99,908      58,550      28,254      92,043
     Share Capital           8,662,468         810    3,026,474   2,526,474   2,416,474   2,290,224
     Deficit                 1,099,120     (11,196)   2,869,196   2,444,998   2,342,524   2,266,257

                Operating Statements for Years Ended December 31
                ------------------------------------------------

                                                Temco
                               Minco After      Before
                                   RTO            RTO                         Minco Before RTO
                               -----------------------      -------------------------------------------------
                                  1996(1)        1995(1)      1995          1994(2)       1993(2)       1992
                               ----------      -------      --------      --------      -------      --------
   Interest income                119,190           --         9,289         2,795        1,400         7,340
   Income (loss)               (1,087,924)     (11,196)     (424,198)     (102,274)     (76,267)     (160,672)
   Income (loss)
   from continuing
   operations                   (1087,924)     (11,196)     (424,198)     (102,274)     (76,267)     (160,672)
   Income (loss)
   from continuing
   operations per
   common share
   (Canadian GAAP)                  (0.11)        (.00)        (0.17)        (0.04)       (0.04)        (0.04)
   Income (loss)
   from continuing
   operations per
   common share
   (United States GAAP)(3)          (0.20)       (0.00)        (0.18)        (0.06)       (0.05)        (0.05)

(1)In February of 1996, the Registrant completed an acquisition of a 60% interest in Triple Eight Minerals Corporation, ("Temco") which has been treated for accounting purposes as a reverse takeover ("RTO"), and the financial statements for 1996 have been prepared to treat Temco as the accounting parent. This affects comparability of information for the years before and after such acquisition. See Item 1 - "The PCR Agreement" and Item 17 - "Notes to Financial Statements"

(2) The Registrant was reorganized in 1993, following a period of inactivity. Such reorganization involved a one-for-three share consolidation, a change of name and change of management. There is essentially no continuity between the activities and operations of the Registrant before and after such reorganization. See Item 1 "Business of the Registrant - Organization and Subsidiary."

(3) The weighted average number of shares for purposes of calculating loss per share according to United States GAAP was as follows: 1996 - 5,582,498; 1995 - 2,386,900; 1994 - 1,798,593; 1993 - 1,660,873; 1992 - 3,274,284.

EXCHANGE RATES

On January 21, 1998, the rate for Canadian dollars was $1.00 U.S.:$1.4337 Cdn.

The following table sets forth, for the periods and dates indicated, certain information concerning exchange rates of United States dollars and Canadian dollars:

           Year ending 12/31         End of Period      Average       High        Low

                 1993                    1.3255          1.2902      1.3390      1.2428

                 1994                    1.4030          1.3664      1.4078      1.3103

                 1995                    1.3655          1.3725      1.4238      1.3285

                 1996                    1.3697          1.3638      1.3822      1.3310

                 1997                    1.4288          1.3849      1.4398      1.3407

The high and low figures are selected from weekly average figures reported in Federal Reserve Bank weekly releases at www.bog.frb.fed.us/releases/.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This discussion and analysis of the operating results and the financial position of the Registrant for each of the three years ended December 31, 1996, 1995 and 1994 should be read in conjunction with the Consolidated Financial Statements and the related Notes included in Item 17.

GENERAL

Since the signing of its first Co-operation Agreement on a property in China in July of 1995 the Registrant has concentrated on building a portfolio of mineral projects in the People's Republic of China.

On February 19, 1996 the Registrant acquired all of the property interests in China of Pacific Canada Resources Inc., most of whose property interests were held by Temco, under the terms of the PCR Agreement. Also in February, 1996 the Registrant closed an Investment and Participation Agreement with Teck Corporation and Cominco Ltd. See Item 1 - "The PCR Agreement" and "The Teck-Cominco Agreements". By these transactions, the Registrant acquired interests in various properties. As part of the Teck-Cominco transaction, the Registrant received cash investments from two private placements of its common shares. See "Liquidity and Capital Resources," below, Item 1 - "Recent Financing" and Item 17 - Notes to Financial Statements.

(a) LIQUIDITY AND CAPITAL RESOURCES

During 1996, the Registrant maintained adequate liquidity. At year end, the Registrant had working capital of $7,238,944. Also during 1996, the year end change in cash or cash position increased from $229,304 to $6,832,801. Operating and administrative expenses amounted to $1,236,295, and $786,076 was expended on the exploration and development of the Registrant's Chinese properties. Financing activities included $8,594,811 (net of share issuance costs) received from the issuance of 1,250,000 units, each unit comprised of one common share and one/fifth of a share purchase warrant, pursuant to a private placement completed in February, 1996; the issuance of 3,200,000 units, each unit comprised of one common share and one/half of a share purchase warrant, pursuant to a private placement completed June 26, 1996, an Exchange Offering Prospectus dated December 20, 1996 qualifying those units issued pursuant to the June 26, 1996 private placement; and the exercise of 148,750 options at a price of $1.00 per common share. After December 31, 1996, and before the end of February, 1997, 125,000 share purchase warrants were exercised at a price of $1.20 per share, for net proceeds of $150,000.

At February 28, 1997, the Registrant had working capital of approximately $6,806,604. Management considers the Registrant to have adequate liquidity to conduct its business activities as planned for 1997.

The Registrant's capital resources continue to comprise primarily private investors, consisting of wealthy individuals, resource investment groups, senior mining companies and public financing through the facilities of the Vancouver Stock Exchange. There can, however, be no assurance that the Registrant's future capital requirements can be met in the long term. The Registrant's access to capital is always dependent upon future financial market conditions, especially those which pertain to venture capital situations such as mining exploration companies. There can be no guaranty that the Registrant will be successful in obtaining future financing, when necessary, on economically acceptable terms, or at all.

(b) RESULTS OF OPERATIONS

To date the Registrant has not entered into a final agreement on a producing property. Consequently, the Registrant has not generated a cash flow from operations. In management's opinion, given that the nature of the Registrant's business consists of mineral exploration, development and the evaluation of resource properties, meaningful financial information consists primarily of the Registrant's liquidity and solvency. The results of operations of an exploration company are almost entirely measured by the extent and quality of the mineralization discovered compared with the related costs of such discoveries. Estimates of mineralization are not contained in the financial statements.

On November 28, 1996, the Registrant announced that it had revised the accounting treatment given to its acquisition of various mineral property interests held in Temco from Pacific Canada Resources, Inc. pursuant to an agreement dated February 19, 1996 which acquisition included a 60% equity interest in Triple Eight Mineral Corporation ("Temco"), a British Virgin Island company. See Item 1 - "Pacific Canada Resources Agreement." For accounting purposes, the acquisition is now being treated as a reverse take-over, with Temco being treated as the Registrant's accounting parent. Interim unaudited financial statements previously issued incorrectly treated Temco as a subsidiary for accounting purposes. As such, the Registrant retracted its quarterly report and financial statements for the three-month period ended March 31, 1996 and for the six-month period ended June 30, 1996. The change of accounting method reduced the book value of the Registrant's mineral property interests by approximately $2,000,000, share capital by approximately $5,000,000 and deficit by approximately $3,000,000. The Registrant has revised its March 31, 1996 and June 30, 1996 financial statements to effect these changes and has reissued them.

In summary, the net effect of treating Temco as the parent instead of treating it as a subsidiary for accounting purposes is the following: The book value of the mineral interests owned by Temco were previously recorded at a deemed value of approximately $2,000,000, the book value of these mineral interests will now be carried at Temco's cost of $100.00. Similarly, under this revised accounting treatment, the Registrant's accumulated deficit of approximately $3,000,000 at the date of the share exchange (February 19, 1996) has been eliminated and deducted from the Registrant's share capital.

The above changes pertain to accounting procedures only and have no effect as to the Registrant's current cash position and asset value, nor do they have any impact on the business of the Registrant. The Registrant's audited financial statements for the year ended December 31, 1996 show current assets of $7,460,563, total assets of $8,326,356, current liabilities of $221,619 and Shareholders' equity of $7,563,348.

Fiscal 1996 Compared with Fiscal 1995

The Registrant's loss per share of $0.17 per share in 1995 decreased to a loss per share of $0.11 in fiscal 1996, based on a net loss for the year of $1,087,924 compared with a net loss of $424,198 in 1995. The number of common shares issued and outstanding increased from 2,785,873 in 1995 to 15,202,123 in 1996. Due to increased operating activities during 1996, general and administrative expenses increased during the year to $1,236,295 compared to $433,487 in 1995. Interest revenue increased from $8,754 in 1995 to $119,190 in 1996 due to increased cash and cash equivalent balances resulting from financing activities.

Fiscal 1995 Compared with Fiscal 1994

The Registrant's loss per share of $0.04 in 1994 increased to a loss per share of $0.17 in fiscal 1995 based on a net loss for the year of $424,198 compared with a net loss of $102,474 in 1994. The number of common shares issued and outstanding increased from 2,285,873 in 1994 to 2,785,873 in 1995. Due to increased operating activities during 1995, general and administrative expenses increased to $433,487 in 1995, compared to $105,269 in 1994. Interest revenue increased from $2,795 in 1994 to $8,754 in 1995.

EXPENDITURES ON PROPERTIES OF THE REGISTRANT

The single largest commitment made on mineral properties over the past twelve months by the Registrant was to the Temco Joint Venture. This joint venture involved the Geoexploration Corporation of the First Geoexploration Bureau ("GEC-FGEB"), a subsidiary of China's Ministry of Metallurgical Industry (the "MMI")) as to 45 % and Temco (the Registrant's wholly owned subsidiary) which holds a 55% interest. Temco and the MMI have formed a co-operative joint venture enterprise known as Chengde Huajia Mining Industry Co. Ltd. ("Huajia" ) based in Hebei Province. The issued capital of Huajia is held by MMI with Temco holding the right to acquire a 55% interest in Huajia upon making certain expenditures (see "Emperor's Delight Project"). Huajia is to operate the Emperor's Delight gold-silver project and to acquire and explore additional properties such as Stone Lake and Crystal Valley gold projects. According to the Chinese regulations, where capital contributions are to be made in installments, the first instalment must consist of not less than 15% of the total registered capital, must be contributed within 90 days after the issue of the business license and is non-refundable. The capital contribution has been made and the Registrant is the operator of the joint venture.

As of December 31, 1996, the Registrant and China Clipper gold Mines Ltd., had expended $451,392 on the Emperor's Delight Property through Temco. Huajia received a total of approximately $900,000 from Temco as of December 31, 1996. Of this amount $537,500 remained unexpended but committed for additional exploration programs on the Emperor's Delight and/or other properties. See Item 2 - "Emperor's Delight Property".

On the Chapuzi Property a total of $153,416 has been spent on exploration and metallurgical testing as of December 31, 1996. To fully earn its 51% interest in the property the Registrant will be required to spend $5,000,000. The Registrant can earn an additional 24% of the property interest, for a total of 75%, by spending the funds required to put the property into commercial production (see Item 2 - "Chapuzi Property").


On the Changba-Lijiagou Property a total of $27,965 has been spent on property investigation as of December 31, 1996 (see Item 2 - "Changba-Lijiagou Property").

On the Stone Lake Property no funds were spent on exploration as of December 31,1996 (see Item 2 - "Stone Lake Property").

On the Crystal Valley Property no funds were spent on exploration as of December 31, 1996 (see Item 2 - "Crystal Valley Property").

On the Tian Shan Properties a total of $153,303 has been spent on the property investigation as of December 31, 1996 (see "Tian Shan Properties").

On the Gala Property no funds were spent on property exploration as of December 31, 1996 (see Item 2 - "Gala Property").

On the Xifanping Property no funds were spent on the property exploration as of December 31, 1996 (see "Xifanping Property").

OUTLOOK

The Registrant at present has no material income from its operations. The Registrant's ability to finance the exploration and development of its mineral properties, to make concession payments and to fund general and administrative expenses in the medium and long term is therefore dependent upon the Registrant's ability to secure equity financing. The equity markets for junior mineral exploration companies are unpredictable. Alternatively, the Registrant may enter into cost sharing arrangements through joint venture agreements, but while management believes that the quality of the concessions now held by the Registrant will attract joint venture partners in the short term and medium term, there is no guarantee that the terms would be as favorable as management would like. While as of the date of this Registration Statement, the Registrant has sufficient working capital to fund the exploration work commitments on the currently held property

EXCHANGE RATES AND CURRENCY RISKS

The Registrant's operations are expected to be conducted largely in China. Its operations are conducted primarily in Canadian dollars. See Item 1, "Risk Factors" and "Peoples Republic of China - Background Information" for a discussion of certain matters relating to the convertibility and repatriation of the PRC currency. See Item 8 for information relating to exchange rates of United States and Canadian currency.

concessions for the next two years, it cannot be determined what the funding requirements will be beyond that time and the Registrant will require additional financing to meet such requirements.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not Applicable

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

The following table sets forth all current directors and executive officers of the Registrant, with each position and office held by them in the Registrant, their terms of office and the period of service as such:

                                                                         Officer or            Term of
              Name                        Positions held               Director since:          Office
     Ken Z. Cai                President, Chief Executive Officer      February, 1996          3 years
                               and Director

     Peter P. Tsaparas         Chairman Chief Financial Officer and    May, 1992               3 years
                               Director

     Colin McAleenan           Vice President - Explorations and       June, 1995              1 year
                               Director

     Donald Hicks              former Director and former Vice         February, 1996          1 year
                               President - Corporate Development

     Wayne Spilsbury           Director                                February, 1996          1 year

     Hans Wick                 Director                                February, 1997          1 year

     Robert Callander          Director                                September, 1996         1 year

Mr. Peter P. Tsaparas, Dr. Ken Z. Cai., Mr. Colin McAleenan and Mr. Donald Hicks were elected to their positions as officers and directors pursuant to a shareholders agreement dated February 19, 1996, between Mr. Tsaparas, Mr. McAleenan, the Registrant and Pacific Canada Resources, which was entered into in connection with the PCR Agreement discussed in Item 1 of this Registration Statement. Pursuant to such shareholders' agreement, which has a term of one year, the parties bound themselves to vote for Mr. Cai and Mr. Tsaparas as directors and officers of the Registrant for terms of three years, and to vote for Mr. McAleenan and Mr. Hicks as directors and officers of the Registrant for terms of one year. Mr. Tsaparas and Mr. McAleenan served as officers and directors of the Registrant prior to such agreement.

Mr. T. Wayne Spilsbury was elected a director of the Registrant pursuant to an agreement dated February 19, 1996, between the Registrant, Teck Corporation and Cominco, Ltd., discussed in Item 1 of this Registration Statement. Teck and Cominco are jointly entitled to name one director of the Registrant pursuant to the terms of such agreement.

The business background and principal occupations of the Registrant's officers and directors for the preceding five years are as follows:

Peter P. Tsaparas; Mr. Tsaparas has been a director of the Registrant since May 1, 1992 and holds an Earth Science Degree from the University of Athens, Greece. Mr. Tsaparas is a Professional Engineer registered with the Professional Engineers and Geoscientists of British Columbia with 35 years of exploration experience in North America and abroad. During the past five years, Mr. Tsaparas has served as a director of several publicly-traded junior resource companies.

Ken Z. Cai, Mr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada. Mr. Cai is a geologist and has 12 years of experience as a project geologist in China and North America. He has been largely responsible for identifying the Registrant's Chinese projects and negotiating the agreements with Chinese entities resulting in the property rights now held by the Registrant. During the past five years, Mr. Cai has, in addition to working as an independent geological consultant, served as a research assistant at Queens University while completing his Ph.D.

Colin H. McAleenan, Mr. McAleenan holds an Honors Geology Degree from Trinity College, University of Dublin, Ireland. Mr. McAleenan is a Professional Geologist registered with the Professional Engineers and Geoscientists of British Columbia and has 18 years of exploration and mining geology experience as a full-time employee with a number of major and junior mining companies.

T. Wayne Spilsbury, Mr. Spilsbury holds an M.Sc. in Applied Geology from Queens University, Kingston, Ontario, Canada. Mr. Spilsbury is a professional geologist and since 1990 has served as a Vice-President with Teck Exploration Ltd. based first in Vancouver and subsequently in Singapore. He has worked in the industry for 23 years.

Robert Callander, Mr. Callander holds an MBA from York University, Toronto, Ontario, Canada as well as a CFA from the Institute for Investment Management, Charlotte, Virginia. Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a Vice-President with that firm. Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns. He has worked in the investment industry for 25 years.

Hans J. Wick, Mr. Wick of Zurich, Switzerland has rejoined the board of directors of the Company. Mr. Wick, an independent portfolio manager who has held senior management positions with a Swiss bank, brings to the board an in-depth knowledge of international finance, particularly as it relates to the development of mineral resource projects.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

The aggregate direct or indirect remuneration paid to the directors and officers of the Registrant, as a group during the fiscal year ended December 31, 1996, for service to the Registrant in all capacities, was $346,908. Certain information about payments to particular officers and directors is set out in the following table:


    Name and Principal Position                        Salary          Other annual               All Other
                                                                       compensation               Compensation
    KEN CAI, President, Chief Executive Officer        Nil             $8,333/Month               Nil
    and Director

    PETER P. TSAPARAS, Chairman, Chief Financial       Nil             $2,000/Month               Nil
    Officer and Director

    COLIN MCALEENAN, Vice-President - Explorations     Nil             $7,000/Month               Nil
    and Director

    DONALD HICKS, former Director and Former Vice-     Nil             $6,600/Month               Nil
    President - Corp. Development


During the fiscal year of the Registrant ended December 31, 1996, no amounts were set aside or accrued by the Registrant or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of the registrant, pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

The following table set forth, as of December 31, 1996, all outstanding options to purchase common shares of the Registrant, there are no options to purchase shares of any other class of security:

 Name of Optionee            Number of shares            Exercise price             Expiration date
 ----------------            ----------------            --------------             ---------------
 Ken Z. Cai                  383,000                     $1.45/share                June 20, 2007

 Peter Tsaparas              310,000                     $1.45/share                June 20, 2007

 T. Wayne Spilsbury          191,000                     $1.45/share                June 20, 2007

 Colin McAleenan             190,500                     $1.45/share                June 20, 2007

 Robert Callander            100,000                     $1.45/share                June 20, 2007

 Hans Wick                   100,000                     $1.45/share                June 20, 2007

 Douglas Walker              250,000                     $1.45/share                June 20, 2027

 All officers and            1,274,500                   $1.45/share                June 20, 2007
 directors as a group
 (seven persons)

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

During 1996, the Registrant entered into an agreement, "the PCR Agreement", with Pacific Canada Resources Inc., a private corporation controlled by Ken Cai and Donald Hicks, pursuant to which the Registrant acquired 60% interests in mineral properties in the People's Republic of China. These mineral interests were held in Temco, a British Virgin Islands corporation. The consideration paid by the Registrant to Pacific Canada Resources Inc. for these property interests was 7,280,000 common shares of the Registrant and was established pursuant to arms length negotiations between the Registrant and Pacific Canada Resources Inc. Of these shares, 4,880,000 shares are subject to the terms of an escrow agreement and will only be released upon the Registrant satisfying certain earn out requirements (see Item 4 - "Performance Shares or Escrow Securities"). The balance of 2,400,000 shares issued to Pacific Canada Resources Inc. were issued at a deemed price of $0.97 per share based on a valuation of the Emperor's Delight Property prepared by A.C.A. Howe
International dated March 13, 1995.   These amounts are not reflected in the
financial statements because Temco is treated as the accounting parent; therefore the mineral interests are carried at Temco's costs. Upon the completion of the acquisition of the

60% interest in the Chinese mineral properties held in Temco from Pacific Canada Resources Inc., Ken Cai and Donald Hicks became directors and officers of the Registrant (see Item 10 - "Directors and Officers of the Registrant"). In addition, the Registrant agreed to reimburse PCR for a total of $97,800 in legal, accounting and consulting fees paid by PCR. This amount was recorded as Temco's liability. Included in this amount is a total of $75,800 in consulting fees paid to Kaisun Group (Canada) Inc. and 1066098 Ontario Inc., private companies controlled by Ken Cai and Donald Hicks, respectively.

During the twelve-month period ended December 31, 1996, the Registrant incurred the following expenses to its directors or corporations controlled by its directors:

         Accounting - $7,100;
         Management fees & Consulting- $292,488;
         Salary - $40,300;
         Rent - $7,020.

In addition, during 1996, the Registrant was a party to the following agreements involving its officers and directors:

1. Consulting Agreement dated as of June 25, 1996 between the Registrant and a private company controlled by Ken Cai, the Registrant's current President and Chief Executive Officer, under the terms of which such company receives $8,333 per month in exchange for consulting, management and supervision services in connection with the development of overall corporate strategy. The term of the Consulting Agreement expires on June 25, 1999.

2. Consulting Agreement dated as of June 25, 1996 between the Registrant and Peter Tsaparas, the Registrant's current Chairman and Chief Financial Officer, under the terms of which the Chairman and Chief Financial Officer receives $2,000 per month in exchange for consulting, management and supervision services in connection with the development of overall corporate strategy. The term of the Consulting Agreement is month to month. In addition to this Consulting Agreement, the Registrant has entered into an Employment Agreement dated November 1, 1996 with the Chairman and Chief Financial Officer under which the Chairman and Chief Financial Officer receive $2,000 per month for serving as the Registrant's Chairman on a part-time basis.

3. Consulting Agreement dated as of June 25, 1996 between the Registrant and Colin McAleenan, the Registrant's current Vice-President, Exploration under the terms of which the Vice-President, Exploration receives $7,000 per month in exchange for consulting, management, supervision and resource exploration and development services. The term of the Consulting Agreement expires on June 25, 1997.

4. Consulting Agreement dated as of June 25, 1996 between the Registrant and a private company controlled by Donald Hicks, the Registrant's former Vice-President, Corporate Development under the terms of which such company received $6,600 per month in exchange for consulting, management, supervision and administration services. The term of the Consulting Agreement expired on December 31, 1996.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

(a)      CAPITAL STOCK TO BE REGISTERED.

The Registrant's common shares without par value are the only class of capital stock to be registered. Pursuant to an amendment to the Registrant's Articles of Incorporation adopted June 29, 1996 the Registrant has 100,000,000 common shares authorized, of which 15,202,123 were issued and outstanding as of December 31, 1996 and 15,327,123 as of April 15, 1997.

Each of the common shares has equal dividend, liquidation and voting rights. Voters of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends when declared by the Board of Directors from funds legally available therefor. The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and nonassessable.

Certain regulations of British Columbia and the Vancouver Stock Exchange create a distinction between "free trading common shares," "restricted shares" and common shares required to be placed in escrow or in a "pool."

"Free trading" common shares are not subject to any restrictions on resale, and can be traded without regulatory approval. Free trading shares are generally qualified by prospectus and issued to the public.

Shares issued by way of "private placement" to certain investors and not to the public are usually subject to a one-year holding period and cannot be traded until the relevant holding period has expired. Once the holding period expires, the shares would become free trading shares. As of

March, 31, 1997, all previously issued restricted outstanding shares had become free trading. See Item 1 - "Recent Financing."

5,442,500 of the currently outstanding Common Shares are held in escrow, subject to release or cancellation upon certain conditions. See Item 4 "Performance Shares or Escrow Securities."

The transfer agent and registrar for the common shares of the Registrant is Montreal Trust Company of Canada, 510 Burrard Street, Vancouver, B.C. V6B 5A1.

(b)      DEBT SECURITIES TO BE REGISTERED

                 Not applicable

(c)      AMERICAN DEPOSITORY RECEIPTS

                 Not applicable

(d)      OTHER SECURITIES TO BE REGISTERED

Not applicable

PART III

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES.

Not applicable

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES.

                 Not applicable

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS.

The following financial statements, prepared under reverse takeover accounting (See Notes 1 and 2 to the Financial Statements) of the
Registrant  are attached to this Registration Statement.:
Consent of Independent Accountants
Auditors' Report
Consolidated Balance Sheets at December 31, 1994, 1995 and 1996

Consolidated Statements of Operations and Deficit for the years ending
     December 31, 1994, 1995 and December 31, 1996
Consolidated Statement of Changes in Financial Position for the years ending
     December 31, 1994, 1995 and December 31, 1996
Unaudited Consolidated Balance Sheets at September 30, 1996 and 1995
Unaudited Consolidated Statements of Operations and Deficit for the nine months ended September 30, 1996 and 1997
Consolidated Statement of Changes in Financial Position for the nine months ending September 30, 1996 and 1997
Notes to Consolidated Financial Statements
Consolidated Schedule of Deferred Exploration Costs.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.


                                  EXHIBIT INDEX

Exhibit
Number     Description
-------    -----------
  *3.(i)   Articles of Incorporation and all amendments

  *3.(ii)  Bylaws

 **10.1    Assignment of Contracts and Share Purchase Agreements Between
           Registrant and Pacific Canada Resources, Inc., dated February 19,
           1996

 **10.2    Sale and Purchase Agreement between Registrant and China Clipper Gold
           Mines, Ltd., dated February 27, 1997

 **10.3    Cooperation Agreement Between Registrant and Baiyin Non-Ferrous
           Metals Company dated October 18, 1996 regarding the Changba-Lijiagou
           Lead-Zinc Deposit

 **10.4    Cooperation Agreement Between Pacific Canada Resources, Inc.,
           Patrician Gold Mines, Ltd. and the First Geoexploration Bureau of
           Ministry of Metallurgical Industry dated November 17, 1994

 **10.5    Joint Venture Agreement between Geoexploration Corporation of the
           First Geoexploration Bureau and Triple Eight Minerals Corporation dated December 25, 1995

 **10.6    Cooperation Agreement Between Sichuan Bureau of Geology and Mineral
           Resources and Registrant dated July 27, 1996

 **10.7    Cooperation Agreement Between Registrant and Bureau of Geology and
           Mineral Resources of Xinjiang Uygur Autonomous Region dated May 27,
           1996

 **10.8    Letter of Intent Among Pacific Canada Resources, Inc., Teck
           Exploration Ltd. and Baiyin Non-Ferrous Metals Corporation dated June
           6, 1995

 **10.9 Investment and Participation Agreement dated February 20, 1996 Among the Registrant, Teck Corporation and Cominco Ltd.

 **10.10   Letter of Intent Between Sichuan Bureau of Geology and Mineral
           Resources and Registrant dated October 15, 1996

 **10.11   Consulting Agreement dated June 25, 1996 between Registrant and
           Kaisun Group Canada, Inc.

 **10.12   Consulting Agreement dated June 25, 1996 between Registrant and Peter
           Tsaparas

 **10.13   Employment Agreement dated November 1, 1996 between Registrant and
           Peter Tsaparas

 **10.14   Consulting Agreement dated June 25, 1996 between Registrant and Colin
           McAleenan

 **10.15   Consulting Agreement dated June 25, 1996 between Registrant and
           1066098 Ontario, Inc.

 **10.16   Stock Option Agreement between Registrant and Petros Tsaparas dated
           June 2, 1995. Identical, except for price and number of shares to stock option agreements entered into between Registrant and other officers and directors

 **10.17   Stock Escrow Agreement dated December 24, 1993 between Montreal Trust
           Company of Canada, Consolidated Caprock Resources, Ltd. and certain shareholders of Consolidated Caprock Resources, Ltd.

 **10.18   Performance Shares Escrow Agreement dated August 17, 1995 between
           Registrant, Montreal Trust Company of Canada and certain shareholders of Registrant

   10.19   Assignment dated January 17, 1997 from Magko to Registrant

   10.20   Letter of Intent dated May 13, 1997 between Registrant, Magko and
           South Kyrgyz Geological Expedition

  10.21    License dated April 11, 1997 from the Agency for Geology and Mineral
           Resources of the Government of the Kyrgyz Republic to Magko

  10.22    Assignment dated April 17, 1997 between Triple Eight Minerals
           Corporation and Geoexploration Corporation of the First
           Geoexploration Bureau of the People's Republic of China

  10.23    Agreement dated July 16, 1997 between Registrant and Camden Financial

  10.24    Cooperation Agreement dated November 17, 1997 between Registrant and
           Baiyin Non-Ferrous Metals Company

  23.1     Consent of Independent Accountants dated February 12, 1996

  23.2     Consent of Independent Accountants dated January 27, 1997

  23.3     Consent of Independent Geological Consultant - A.C.A. Howe
           International, Limited

  23.4     Consent of Independent Geological Consultant - H.A. Simons, Ltd.

  23.5     Consent of XRAL Laboratories

*Incorporated herein by reference to the corresponding exhibit filed with Registrant's original form 20F filed May 29, 1997, withdrawn July 21, 1997

**Incorporated herein by reference to exhibits 3a through 3r respectively, filed with Registrant's original form 20F filed May 29, 1997, withdrawn July 21, 1997

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement [annual report] to be signed on its behalf by the undersigned, thereunto duly authorized.



                        Minco Mining & Metals Corporation
                   --------------------------------------------
                                  (Registrant)
                                 /s/ Ken Z. Cai
                   --------------------------------------------
                                   (Signature)

                        Ken Z. Cai, President and C.E.O.
                   --------------------------------------------
                    (Print name and title of signing officer)

                             Date: January 21, 1998
                   --------------------------------------------

                     MINCO MINING & METALS CORPORATION

                     Consolidated Financial Statements
                     (IN CANADIAN DOLLARS)

                     December 31, 1996 and 1995 (Audited)
                     September 30, 1997 and 1996 (Unaudited)






                     INDEX


                     Auditors' Report

                     Consolidated Balance Sheet

                     Consolidated Statement of Operations and Deficit

                     Consolidated Statement of Changes in Financial Position

                     Notes to Consolidated Financial Statements

AUDITORS' REPORT



TO THE SHAREHOLDERS OF

MINCO MINING & METALS CORPORATION


We have audited the consolidated balance sheets of MINCO MINING & METALS CORPORATION as at December 31, 1996 and 1995 and the consolidated statements of operations and deficit and changes in financial position for the periods then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1996 and 1995 and the results of its operations and the changes in its financial position for the periods then ended in accordance with accounting principles generally accepted in Canada.




Vancouver, Canada                                   "ELLIS FOSTER"
January 27, 1997                                       Chartered Accountants



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which conforms with the GAAP in United States in most aspects. Total assets and total liabilities computed in accordance with U.S. GAAP are not materially different from the amounts determined in accordance with Canadian GAAP. The significant differences are summarized in Note 8 of the consolidated financial statements.




Vancouver, Canada                                    "ELLIS FOSTER"
January 27, 1997                                        Chartered Accountants

MINCO MINING AND METALS CORPORATION

Consolidated Balance Sheet
(IN CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------------
                                                Sept. 30       Sept. 30        Dec. 31        Dec. 31
                                                    1997           1996           1996           1995
-----------------------------------------------------------------------------------------------------
                                             (Unaudited)    (Unaudited)
ASSETS

CURRENT
  Cash and temporary investments             $ 4,630,551    $ 7,380,932    $ 6,832,801    $        --
  Funds restricted for mineral
    exploration (Note 3a)                        265,325        665,138        537,500             --
  Accounts receivable                             31,759             --             --             --
  Refundable tax credits                          40,054         17,201         21,454             --
  Prepaid expenses and deposit                    82,834         28,394         68,808         39,072
-----------------------------------------------------------------------------------------------------
                                               5,050,523      8,091,665      7,460,563         39,072

MINERAL INTERESTS (Note 3)                     1,703,654        431,443        786,476             --

CAPITAL ASSETS (Note 4)                          175,860         45,789         79,317             --
-----------------------------------------------------------------------------------------------------
                                             $ 6,930,037    $ 8,568,897    $ 8,326,356    $    39,072
=====================================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities   $    92,175    $   102,171    $   221,619    $    49,458
  Management fees payable                             --         14,150             --             --
-----------------------------------------------------------------------------------------------------
                                                  92,175        116,321        221,619         49,458

MINORITY INTEREST                                     --        544,433        541,389             --
-----------------------------------------------------------------------------------------------------

                                                  92,175        660,754        763,008         49,458
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                         8,872,968      8,739,468      8,662,468            810

DEFICIT                                       (2,035,106)      (831,325)    (1,099,120)       (11,196)
-----------------------------------------------------------------------------------------------------

                                               6,837,862      7,908,143      7,563,348        (10,386)
-----------------------------------------------------------------------------------------------------
                                             $ 6,930,037    $ 8,568,897    $ 8,326,356    $    39,072
=====================================================================================================

MINCO MINING AND METALS CORPORATION
Consolidated Statement of Operations and Deficit
(IN CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------
                                               Nine           Nine                        Three
                                             Months         Months           Year        Months
                                              Ended          Ended          Ended         Ended
                                           Sept. 30       Sept. 30        Dec. 31       Dec. 31
                                               1997           1996           1996          1995
-----------------------------------------------------------------------------------------------
                                        (Unaudited)    (Unaudited)
INTEREST AND INVESTMENT INCOME          $   235,536    $    42,600    $   119,190    $        -
-----------------------------------------------------------------------------------------------

ADMINISTRATIVE EXPENSES
  Accounting                                 54,471         55,116         79,809             -
  Advertising                                14,632         11,185         31,143             -
  Amortization                               31,546         10,464         23,708             -
  Automobile                                      -             -          11,784             -
  Capital taxes                              20,612             -              --             -
  Computer costs                              1,903             -          21,559             -
  Conference                                 42,269         36,936         50,608             -
  Entertainment                              45,884          6,914         16,939             -
  Investor relations - consulting           110,883         75,800         65,087             -
  Legal                                      51,249         90,154        108,170        11,736
  Listing, filing and transfer agents        35,361         18,170         24,943             -
  Management fees                            66,446        165,695        261,845             -
  Office and miscellaneous                   70,670         50,207         49,633             -
  Printing                                   75,142         97,928         29,223             -
  Promotion and government relations        100,162         43,882         59,477             -
  Property investigation                     51,707         68,239        188,468             -
  Rent                                      127,158         32,493         70,205             -
  Salaries and benefits                     152,264         48,393         43,496             -
  Telephone                                  58,402         23,302         40,451             -
  Travel                                     64,795         58,490         81,960             -
  Foreign exchange gain                      (3,489)        (4,502)       (22,213)            -
-----------------------------------------------------------------------------------------------

                                          1,172,067        888,866      1,236,295        11,736
-----------------------------------------------------------------------------------------------

LOSS BEFORE MINORITY INTEREST              (936,531)      (846,266)    (1,117,105)      (11,736)

MINORITY INTEREST                               545         26,137         29,181           540
-----------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                    (935,986)      (820,129)    (1,087,924)      (11,196)

DEFICIT, BEGINNING OF PERIOD             (1,099,120)       (11,196)       (11,196)            -
-----------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                  $(2,035,106)   $  (831,325)   $(1,099,120)   $  (11,196)
===============================================================================================

LOSS PER SHARE                          $     (0.06)   $     (0.08)   $     (0.11)   $    (0.00)
===============================================================================================

MINCO MINING AND METALS CORPORATION
Consolidated Statement of Changes in Financial Position
(IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------------------------------------
                                                             Nine           Nine                         Three
                                                           Months         Months           Year         Months
                                                            Ended          Ended          Ended          Ended
                                                         Sept. 30       Sept. 30        Dec. 31        Dec. 31
                                                             1997           1996           1996           1995
--------------------------------------------------------------------------------------------------------------
                                                      (Unaudited)    (Unaudited)
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
  Net loss for the period                             $  (935,986)   $  (820,129)   $(1,087,924)   $   (11,196)
  Items not involving cash
  - amortization                                           31,546         10,464         23,708              -
  - minority interest's share of loss                        (545)       (26,137)       (29,181)          (540)
--------------------------------------------------------------------------------------------------------------

                                                         (904,985)      (835,802)    (1,093,397)       (11,736)
Net change in non-cash working capital                   (193,829)        60,340        120,971         10,386
--------------------------------------------------------------------------------------------------------------

                                                       (1,098,814)      (775,462)      (972,426)        (1,350)
--------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR)
FINANCING ACTIVITIES
  Shares issued for the acquisition of subsidiary               -         66,847         66,847              -
  Shares issued for cash, net of issuance costs           158,000      8,671,811      8,594,811          1,350
  Shares issued for finder's fee                           52,500              -              -              -
  Exploration fund contributed by minority interest             -        570,570        570,570              -
--------------------------------------------------------------------------------------------------------------

                                                          210,500      9,309,228      9,232,228          1,350
--------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR)
 INVESTING ACTIVITIES
  Acquisition of capital assets                          (128,089)       (32,044)       (78,816)             -
  Mineral interests acquisition costs                    (100,976)          (300)          (300)             -
  Acquisition of minority shareholder's
    interest in Temco                                    (175,000)             -              -              -
  Acquisition of capital assets and
    mineral interests of subsidiary                             -        (24,309)       (24,309)             -
  Deferred exploration costs                           (1,182,046)      (431,043)      (786,076)             -
  Decrease (Increase) in funds restricted
    for mineral exploration                               272,175       (665,138)      (537,500)             -
--------------------------------------------------------------------------------------------------------------

                                                       (1,313,936)    (1,152,834)    (1,427,001)             -
--------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                            (2,202,250)     7,380,932      6,832,801              -

CASH POSITION, beginning of period                      6,832,801              -              -              -
--------------------------------------------------------------------------------------------------------------

CASH POSITION, end of period                          $ 4,630,551    $ 7,380,932    $ 6,832,801    $         -
==============================================================================================================

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)


1.      SIGNIFICANT ACCOUNTING POLICIES

        a)     Consolidation

               These consolidated financial statements include the accounts of Minco Mining & Metals Corporation ("Minco") and its British Virgin Island subsidiary, Triple Eight Mineral Corporation ("Temco"). Temco was incorporated on September 1, 1995 and commenced active business on October 1, 1995. All material inter-company balances have been eliminated.

               As disclosed in Note 2, Temco is the accounting parent. The consolidated statement of operations includes Temco's results of operations from October 1, 1995 and Minco's results of operations from the effective date of the reverse takeover, being February 19, 1996.

        b)     Capital Assets

               Amortization is provided as follows:

               Motor vehicles                  30% per annum, declining-balance basis
               Mining equipment                30% per annum, declining-balance basis
               Computer equipment              30% per annum, declining-balance basis
               Office equipment and furniture  20% per annum, declining-balance basis
               Leasehold improvement           20% per annum, straight-line basis

        c)     Mineral Interests

               The Company follows the method of accounting for its mineral interests whereby all direct costs related to acquisition, exploration and development are capitalized by property. Management periodically reviews and obtains independent geologist reports in determining if adjustments to the carrying values of each of its mineral properties, on a property-by-property basis, are required to record those properties at net realizable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimates and may result in future write-downs of capitalized property carrying values.

               On the commencement of commercial production, costs will be amortized on the unit-of-production method over proven and probable reserves.

               The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)


1.      SIGNIFICANT ACCOUNTING POLICIES (continued)

        d)     Conduct of Business

               At present, the Company conducts majority of its mineral exploration activities in China through joint ventures. All of its joint venture agreements require the Company to spend certain minimum amounts on exploration expenditures to earn interests in mineral properties. Therefore, on a project-by-project basis, the Company spends and records 100% of the exploration expenditures until the interest is earned.

        e)     Property Option Agreements

               From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

        f)     Foreign Currency Translation

               Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at average exchange rates prevailing during the period except for amortization which is translated at historical exchange rates.

               Gain and losses on translation are included as income for the period except for those arising on translation of long-term monetary items of Canadian and integrated foreign operations which are deferred and amortized over the lives of those items.

        g)     Financial Instruments

               The fair value of the Company's cash and temporary investments, funds restricted for mineral explorations, accounts receivable, refundable tax credits and accounts payable and accrued liabilities were estimated to approximate their carrying values due to the immediate or short term maturity of the financial instruments. Unless otherwise noted, it is the management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)


2.      ACQUISITION OF TRIPLE EIGHT MINERAL CORPORATION ("TEMCO")

        a) Pursuant to an assignment of contracts and share purchase agreement dated February 19, 1996, the Company issued 2,400,000 free-trading shares and 4,880,000 escrow shares in exchange for 60% of the issued and outstanding shares of Temco and certain contractual interests. Temco owns certain contractual rights in respect of the following mineral properties in China:

               i)     Emperor's Delight
               ii)    Crystal Valley
               iii)   Stone Lake

               This transaction resulted in the 60% former shareholder of Temco owning the majority of the issued and outstanding shares of the Company. Accounting principles applicable to reverse takeovers have been applied to record this acquisition using the purchase method of accounting. Under this basis of accounting, Temco has been identified as the acquirer and, accordingly, the consolidated entity is considered to be a continuation of Temco with the net assets of the Company deemed to have been acquired by Temco for a fair market value of $66,847.

               The net assets of Minco acquired by Temco are summarized as follows:

               Cash                                            $142,446
               Mineral interests                                    100
               Capital assets                                    24,209
               Current liabilities                              (99,908)
               ---------------------------                     ---------
                                                               $ 66,847
                                                               ========

        b) The results of operations of Minco, the accounting subsidiary, for the period January 1, 1996 to February 19, 1996 are summarized as follows:

               Interest income                                 $  1,167
               ---------------------------                     --------
               Expenses
                 Amortization                                       893
                 Filing and listing                               3,560
                 Investor relations                               6,935
                 Professional fees                               40,132
                 Property investigation                           2,817
                 Salaries and benefits                           16,317
                 Management fees                                  3,333
                 General administration                          17,611
                 -------------------------                     --------
                                                                 91,598
                                                               --------
               Loss for the period                             $(90,431)
               ---------------------------                     ========

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)


2.      ACQUISITION OF TRIPLE EIGHT MINERAL CORPORATION ("TEMCO") (continued)

        c) Pursuant to an assignment of contracts and share purchase agreement dated March 27, 1997, the Company paid $175,000 in cash to acquire the remaining 40% of the issued and outstanding shares of Temco and certain contractual interests as stated above.

               Purchase method of accounting has been applied to record the acquisition. The fair value of net assets acquired are summarized as follows:

                      Funds restricted for mineral exploration     $ 146,809
                      Mineral interests (book value $416,128)         50,283
                      Current liabilities                            (22,092)
                      ------------------------------------------------------

                                                                   $ 175,000
                      ======================================================


3.     MINERAL INTERESTS


                                                                                Sept. 30      Dec. 31
                                                                                    1996         1996
                                           Sept. 30, 1997 (Unaudited)         (Unaudited)    (Audited)
                                           ---------------------------------------------     --------
                                              Deferred
                          Acquisition      Exploration           Total             Total        Total
                                Costs            Costs           Costs             Costs        Costs
-----------------------------------------------------------------------------------------------------
Emperor's Delight                $100         $189,371        $189,471          $258,244    $ 451,492
Lengkou                             -          128,502         128,502                 -            -
Crystal Valley                    100                -             100               100          100
Stone Lake                        100                -             100               100          100
Changba Lijiagou                  100           35,460          35,560            11,072       28,065
Chapuzi, Gala and
  Xifanping                         -          373,439         373,439            57,754      153,416
Heavenly Mountains                  -          577,976         577,976                 -      153,303
Xinhui                              -          163,048         163,048                 -            -
Savoyardinskii                100,976          134,482         235,458                 -            -
-----------------------------------------------------------------------------------------------------
                             $101,376       $1,602,278      $1,703,654          $431,443     $786,476
=====================================================================================================

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)



3.      MINERAL INTERESTS (continued)

        a) The Emperor's Delight and Lengkou properties are located in Hebei Province, China. Pursuant to the Joint Venture Agreement, Temco can earn a 55% interest in the properties by spending US$4.4 million over a five-year period. The funds restricted for mineral explorations, as shown in the financial statements, are funds restricted for this joint venture.

        b) The Crystal Valley and Stone Lake properties are located in Hebei Province and the Changba Lijiagou Lead-Zinc Deposit is located in Gansu Province. These projects are subject to the approval of the appropriate Chinese government authorities.

        c) The Chapuzi, Gala and Xifanping Gold Deposits are located in Sichuan Province, China. The Company has entered into cooperative agreements with the Sichuan Bureau of the Ministry of Geology and Mineral Resources which is the holder of the exploration rights to Chapuzi Gold Deposit.

               Pursuant to an agreement, the Company shall have the right to earn a 51% interest by spending $5 million on exploration and development in the Chapuzi Gold Deposit. The Company may earn a 75% interest by placing the project into production.

               Initial due diligence studies on the Gala and Xifanping projects are being performed. The Company has an exclusive right to negotiate and enter into joint venture contracts.

               The joint venture is subject to the approval of the appropriate Chinese government authorities.

        d) The Heavenly Mountains properties are located in Xinjiang Province. The Company has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China.

        e) The Xinhui properties are located in West Kunlun and West Tian Shun regions of Xinjiang Province. The Company has entered into a cooperation agreement with a subsidiary of China National Non-Ferrous Metals Industry Corporation, to fund 100% of the early stage exploration program and to invest in certain mineral properties located in West Kunlun and West Tian Shun regions.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)


3.      MINERAL INTERESTS (continued)

f) The Company has acquired an 80% interest in a gold/antimony property located in the Savoyardinskii area in Karakuldzinskii Region, Osh Oblast, Kyrgyz Republic. The mineral exploration licence pertaining to this property is held by the joint venture partners which own the remaining 20% interest of the property. The licence is valid until December 31, 1999 and is renewable.

        A finder's fee comprising US$35,000 and 35,000 common shares of the Company was paid and issued in connection with the acquisition of this property interest. Following direct expenditures of US$1,000,000 on the property, another finder's fee of 75,000 shares of the Company is payable; following aggregate expenditures of US$2,000,000 on the property, an additional finder's fee of 75,000 common shares of the Company is payable.


4.      CAPITAL ASSETS

                                                 Sept. 30            Sept. 30           Dec. 31
                                                     1997                1996              1996
                                              (Unaudited)         (Unaudited)         (Audited)
                                              -------------------------------------------------
         AT COST:
           Computer equipment                    $ 51,427            $ 36,592          $ 37,774
           Office equipment and furniture          64,305              19,660            39,604
           Leasehold improvements                  25,648                   -            25,648
           Motor vehicles                          40,681                   -                 -
           Mining equipment                        49,054                   -                 -
       ----------------------------------------------------------------------------------------
                                                  231,115              56,252           103,026
         Accumulated amortization                 (55,255)            (10,463)          (23,709)
       ----------------------------------------------------------------------------------------
       NET BOOK VALUE                            $175,860            $ 45,789          $ 79,317
       ========================================================================================

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)




5.      SHARE CAPITAL


        (a)    Authorized:  100,000,000 common shares without par value


        (b)    Issued:


                                                                                    Shares           Amount
               --------------------------------------------------------------------------------------------
               Balance, December 31, 1995                                       *2,785,873       $     *810

               Shares issued to effect the acquisition of
               subsidiary plus 100,000 shares for finder's fee                 **7,380,000         **66,847

               Issued of escrow shares at $0.01 per share                          437,500            4,375

               Issued pursuant to exercise of options
               at $1.00 per share                                                  146,750          146,750

               Issued pursuant to a private placement
               at $0.80 per share                                                1,250,000        1,000,000

               Issued pursuant to an Exchange Offering Prospectus
               at $2.55 per share, net of commission
               and professional fees of $639,314                                 3,200,000        7,520,686
               --------------------------------------------------------------------------------------------

               Balance, September 30,1996                                       15,200,123        8,739,468

               Additional share issuance cost
               pursuant  to an                                                          --          (79,000)
               Exchange Offering Prospectus

               Issued pursuant to exercise of options
               at $1.00 per share                                                    2,000            2,000
               --------------------------------------------------------------------------------------------

               Balance, December 31, 1996                                       15,202,123        8,662,468

               Issued pursuant to exercise of warrants
               at $1.20 per share                                                  125,000          150,000

               Issued pursuant to exercise of
               options at $1.00 per share                                            8,000            8,000

               Issued for finder's fee at $1.50 per share                           35,000           52,500
               --------------------------------------------------------------------------------------------

               Balance, September 30, 1997                                      15,370,123      $ 8,872,968
               ============================================================================================

* The number of shares equals the shares outstanding in Minco and the capital amount equals that of Temco (see Note 2)

**The $66,847 represent the fair market value of Minco's net assets (see Note 2)

       (c) 5,442,500 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)


5.      SHARE CAPITAL (continued)

        (d)    Stock options outstanding at September 30, 1997:

                   Number of          Exercise Price         Expiry Date
                      Shares
                   -------------------------------------------------------
                   1,274,500              $1.41              June 20, 2007
                     250,000              $1.45              July 16, 2007
                   ---------
                   1,524,500
                   =========


        (e)    Warrants outstanding at September 30, 1997:

             Number of           Exercise Price          Expiry Date
                Shares
             -------------------------------------------------------------
               125,000               $1.38               February 20, 1998
             1,600,000               $2.55               December 23, 1997
             ---------
             1,725,000
             =========


6.      RELATED PARTY TRANSACTIONS


        (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:


                                        Sept. 30      Sept. 30
                                            1997          1996       Dec. 31     Dec. 31
                                     (Unaudited)   (Unaudited)          1996        1995
----------------------------------------------------------------------------------------
Administrative expenses:
  Accounting                            $     --      $  7,100      $  7,100      $   --
  Managemeng fees and salaries            79,000       205,328       275,078          --
  Property investigation                  16,526            --        27,408          --
  Rent                                        --         2,400         7,020          --
  Investor relations -- consulting         2,760            --            --          --

Deferred exploration costs:
  Geological consulting                   48,992            --        27,902          --
  Project management                      29,552            --         2,400          --
----------------------------------------------------------------------------------------

                                        $176,830      $214,828      $346,908      $   --
========================================================================================



        (b) Account payable of $49,458 (1996 - $49,458) is due to a corporation controlled by a director of the Company.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)


7.      COMMITMENTS

        The Company has commitments in respect of office leases requiring minimum payments of $180,740 within the next five years, as follows:


            1997                                         $ 36,148
            1998                                           36,148
            1999                                           36,148
            2000                                           36,148
            2001                                           36,148
            -----------------------------------------------------
                                                         $180,740
            =====================================================


8. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which conforms with the GAAP in United States in most aspects. Total assets and total liabilities computed in accordance with U.S. GAAP are not materially different from the amounts determined in accordance with Canadian GAAP. The only significant differences are as follows:

      a)    Impairment of Long-lived Assets

            In March 1995, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangible assets being held and used by an entity be reviewed for impairment by estimating the fair value of future cash flows from use and disposition of the assets whenever circumstances indicate that the carrying amount of such assets may not be recoverable. There was no effect on the Company's consolidated financial statements of adopting SFAS No. 121 as required by U.S. GAAP.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)


8. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        b)     Loss Per Share

               In February 1996, Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share" was issued by the U.S. FASB. SFAS No. 128 established standards for computing and presenting earnings per share ("EPS") and simplifies the existing standards. This standard replaced the presentation of primary EPS with a presentation of basic EPS. It also requires the dual presentation of basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. There was no effect on the Company's consolidated financial statements in adopting SFAS No. 128 as required by U.S. GAAP.

        c)     Escrow Shares

               Escrow shares (see Note 5c) may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%.

               U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense.

               There were no share released from escrow during the periods presented.

As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purpose of loss per share under U.S. GAAP. Its effect on the Company's consolidated financial statements is presented in Note 8(e).

        d)     Stock Compensation Expense

               In October 1995, the U.S. FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Stock compensation expense under stock option plan is computed as the excess between the market value of shares and the option's exercise price times the number of shares issuable when the option is granted. The amount is then recognized in the operations statement over the vesting period. The effect on the Company's consolidated financial statements on adopting SFAS No. 123 as required by U.S. GAAP is presented in
               Note 8(e).

        e) Net loss for the period, share capital, weighted average number of shares for purpose of loss per share and loss per share after accounting for stock compensation expense and escrow shares, as required by U.S. GAAP, are as follows:

                                                       9 months           9 months
                                                          ended              ended          12 months          3 months
                                                       Sept. 30           Sept. 30              ended             ended
                                                           1997               1996            Dec. 31           Dec. 31
                                                    (Unaudited)        (Unaudited)               1996              1995
-----------------------------------------------------------------------------------------------------------------------
               Net loss for the period
               (Canadian GAAP)                     $  (935,986)       $  (820,129)       $(1,087,924)       $   (11,196)

               Release of escrow shares as                  --                 --                 --                 --
               compensation expense

               Stock compensation expense              (16,983)           (12,250)           (17,800)                --
-----------------------------------------------------------------------------------------------------------------------

                                                   $  (952,969)       $  (832,379)       $(1,105,724)       $   (11,196)
=======================================================================================================================

               Share capital (Canadian GAAP)       $ 8,872,968        $ 8,739,468        $ 8,662,468        $       810

               Stock option compensation               121,000            105,000            111,000                 --

               Deferred stock compensation                  --
               expense                                 (86,217)           (92,750)           (93,200)
-----------------------------------------------------------------------------------------------------------------------

               Share capital (U.S. GAAP)             8,907,751        $ 8,751,718        $ 8,680,268        $       810
=======================================================================================================================

               Weighted average number of
               shares for purposes
               of loss per share (U.S. GAAP)         9,888,363          5,288,091          5,582,498          2,386,900
=======================================================================================================================

               Loss per share (U.S. GAAP)          $      0.10        $      0.16        $      0.20        $      0.00
=======================================================================================================================

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)


8. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        f) U.S. GAAP requires additional disclosures of stock options, as follows:

                                         Number of       Exercise
                                          Shares          Price        Expiry Date
--------------------------------------------------------------------------------------
Balance, December 31, 1994
  and 1995                                 156,750        $1.00        June 2, 2000
Options granted                          1,050,000        $1.85        March 5, 2001
Options granted                            100,000        $2.90        October 18, 2001
Options exercised                         (148,750)       $1.00
                                        ----------

Balance, December 31, 1996               1,158,000
Options amended                          1,059,000        $1.41        June 20, 2007
Options amended and expired             (1,050,000)       $1.85        March 5, 2001
Options amended and expired               (100,000)       $2.90        October 18, 2001
Options granted                            215,500        $1.41        June 20, 2007
Options granted                            250,000        $1.45        July 16, 2007
Options exercised                           (8,000)       $1.00
                                        ----------

Balance, September 30, 1997              1,524,500    (see Note 5d)
                                        ==========

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)


8. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        g)      Consolidated Statement of Cash Flows:

                The consolidated statement of cash flows, as required by U.S. GAAP is as follows:

                                                             ---------------------------------------------------------------
                                                                     Nine              Nine                            Three
                                                                   Months            Months              Year         Months
                                                                    Ended             Ended             Ended          Ended
                                                                 Sept. 30          Sept. 30           Dec. 31        Dec. 31
                                                                     1997              1996              1996           1995
----------------------------------------------------------------------------------------------------------------------------
                                                              (Unaudited)       (Unaudited)
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
  Net loss for the period                                    $  (935,986)      $  (820,129)      $(1,087,924)      $(11,196)
  Items not involving cash
  - amortization                                                  31,546            10,464            23,708             --
  - minority interest's share of loss                               (545)          (26,137)          (29,181)          (540)
----------------------------------------------------------------------------------------------------------------------------
                                                                (904,985)         (835,802)       (1,093,397)       (11,736)
Net change in non-cash working capital
- account receivable                                             (31,759)               --                --             --
- refundable tax credits                                         (18,600)          (17,201)          (21,454)        49,458
- prepaid expenses and deposits                                  (14,026)           10,678           (29,736)       (39,072)
- accounts payable                                              (129,444)          (33,045)           72,253             --
----------------------------------------------------------------------------------------------------------------------------
                                                              (1,098,814)         (875,370)       (1,072,334)        (1,350)
----------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES
  Cash balance of subsidiary when acquired                            --           142,446           142,446             --
  Shares issued for cash, net of issuance costs                  158,000         8,671,811         8,594,811          1,350
  Exploration fund contributed by minority interest                   --           570,570           570,570             --
----------------------------------------------------------------------------------------------------------------------------
                                                                 158,000         9,384,827         9,307,827          1,350
----------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES
  Acquisition of capital assets                                 (128,089)          (32,044)          (78,816)            --
  Acquisition of mineral interests                               (48,476)             (300)             (300)            --
  Acquisition of minority shareholder's
    interest in Temco                                           (175,000)               --                --             --
  Deferred exploration costs                                  (1,182,046)         (431,043)         (786,076)            --
  Decrease (Increase) in funds restricted
    for mineral exploration                                      272,175          (665,138)         (537,500)            --
----------------------------------------------------------------------------------------------------------------------------
                                                              (1,261,436)       (1,128,525)       (1,402,692)            --
----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                   (2,202,250)        7,380,932         6,832,801             --
CASH POSITION, beginning of period                             6,832,801                --                --             --
----------------------------------------------------------------------------------------------------------------------------
CASH POSITION, end of period                                 $ 4,630,551       $ 7,380,932       $ 6,832,801       $     --
============================================================================================================================

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
  Shares issued for the acquisition of subsidiary            $        --       $    66,847       $    66,847       $     --
  Shares issued for finder's fees                                 52,500           255,000           255,000             --
  Acquisition of capital assets and mineral interest
     of subsidiary                                                    --           (24,309)          (24,309)            --
----------------------------------------------------------------------------------------------------------------------------
                                                             $    52,000       $   297,538       $   297,538       $     --
============================================================================================================================

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements

December 31, 1996 and 1995 (Audited)
September 30, 1997 and 1996 (Unaudited)



8. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        g)      Consolidated Statement of Cash Flows: (continued)

                U.S. GAAP requires the consolidated statement of cash flows to disclose supplemental non-cash activities. In 1996, certain share issuance costs, consisting of finder's fees and the acquisitions of net assets of the subsidiary, valued at $255,000 and $66,847, respectively, were paid by way of issuing common shares of the Company. In 1997, finder's fees for acquisition of mineral interests were also paid by issuing common shares of the Company. For Canadian GAAP, these transactions were included in the cash provided by financing activities section of the consolidated statement of changes in financial position.

                     MINCO MINING & METALS CORPORATION
                     Financial Statements
                     (IN CANADIAN DOLLARS)
                     February 19, 1996 and
                     December 31, 1995 and 1994



                     INDEX


                     Auditors' Report

                     Balance Sheet

                     Statement of Operations and Deficit

                     Statement of Changes in Financial Position

                     Notes to Financial Statements

AUDITORS' REPORT


TO THE SHAREHOLDERS OF

MINCO MINING & METALS CORPORATION


We have audited the balance sheets of MINCO MINING & METALS CORPORATION as at December 31, 1995 and 1994 and the statements of operations and deficit and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1995 and 1994 and the results of its operations and the changes in its financial position for the years then ended in accordance with accounting principles generally accepted in Canada.



Vancouver, Canada                                       "ELLIS FOSTER"
February 12, 1996                                       Chartered Accountants


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which conforms with the GAAP in United States in most aspects. Total assets and total liabilities computed in accordance with U.S. GAAP are not materially different from the amounts determined in accordance with Canadian GAAP. The significant differences are summarized in Note 6 of the financial statements.



Vancouver, Canada                                       "ELLIS FOSTER"
February 12, 1996                                       Chartered Accountants

MINCO MINING & METALS CORPORATION

Balance Sheet
(IN CANADIAN DOLLARS)

----------------------------------------------------------------------------------
                                         Feb. 19         Dec. 31           Dec. 31
                                            1996            1995              1994
                                               $               $                 $
----------------------------------------------------------------------------------
                                     (Unaudited)
ASSETS

CURRENT

  Cash                                   142,446         229,304           137,437
  Marketable securities                        -               -               600
  Refundable tax credits                       -           2,680             1,989
  Loan receivable                              -               -                 -
----------------------------------------------------------------------------------
                                         142,446         231,984           140,026

MINERAL INTERESTS (Note 2)                   100             100                 -

CAPITAL ASSETS (Note 3)                   24,209          25,102                 -
----------------------------------------------------------------------------------
                                         166,755         257,186           140,026
==================================================================================


LIABILITIES

CURRENT

  Accounts payable and
    accrued liabilities                   27,908          27,908            10,550
  Management fees payable                 12,000          12,000            48,000
  Due to a director                       60,000          60,000                 -
  Due to related entity                        -               -                 -
  Deposits from investors                      -               -                 -
----------------------------------------------------------------------------------
                                          99,908          99,908            58,550
----------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                 3,026,474       3,026,474         2,526,474

DEFICIT                               (2,959,627)     (2,869,196)       (2,444,998)
----------------------------------------------------------------------------------
                                          66,847         157,278            81,476
----------------------------------------------------------------------------------
                                         166,755         257,186           140,026
==================================================================================

MINCO MINING & METALS CORPORATION

Statement of Operations and Deficit
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------
                                         Jan. 1 -
                                          Feb. 19
                                             1996              1995            1994
                                                $                 $               $
-------------------------------------------------------------------------------------
                                      (Unaudited)
REVENUE

  Interest income                           1,167             8,754           2,795
  Gain on sale of
    marketable securities                       -               535               -
-------------------------------------------------------------------------------------
                                            1,167             9,289           2,795
-------------------------------------------------------------------------------------

EXPENSES

  Accounting and audit                      8,310            21,830          11,958
  Amortization                                893             3,587               -
  Bank charges                                  -               852             230
  Filing fees                               3,560             7,840           4,171
  Investor relations                        6,935            19,863           3,683
  Legal                                    31,822            18,409           4,746
  Management and
   consulting fees                         13,233            45,684          24,000
  Office and miscellaneous                 15,256            19,625           1,075
  Property investigation                    2,817           143,078          51,287
  Rent                                          -            38,443               -
  Salaries and benefits                     6,417            57,621               -
  Telephone                                 1,171            15,678               -
  Transfer agent                                -             4,392           4,119
  Transportation                                -            11,200               -
  Travel and conference                         -            25,385               -
  Writedown of marketable
    securities                                  -                 -               -
-------------------------------------------------------------------------------------
                                           90,414           433,487         105,269
-------------------------------------------------------------------------------------

OPERATING LOSS                            (89,247)         (424,198)       (102,474)

WRITEOFF OF RESOURCE
  INTERESTS                                     -                 -               -
-------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                   (89,247)         (424,198)       (102,474)

DEFICIT, beginning of period           (2,869,196)       (2,444,998)     (2,342,524)
-------------------------------------------------------------------------------------

DEFICIT, end of period                 (2,958,443)       (2,869,196)     (2,444,998)
=====================================================================================

LOSS PER SHARE                              (0.03)            (0.17)          (0.04)
=====================================================================================

MINCO MINING & METALS CORPORATION

Statement of Changes in Financial Position
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------
                                         Jan. 1 -
                                          Feb. 19
                                             1996              1995            1994
                                                $                 $               $
-------------------------------------------------------------------------------------
                                      (Unaudited)
CASH PROVIDED BY (USED
FOR) OPERATING ACTIVITIES

  Net loss for the period                 (90,431)         (424,198)       (102,474)
  Items not involving cash:
  - amortization                              893             3,587               -
  - writeoff of resource
      interests                                 -                 -               -
-------------------------------------------------------------------------------------
                                          (89,538)         (420,611)       (102,474)

  Net change in non-cash
    working capital                         2,680            41,267          91,705
-------------------------------------------------------------------------------------
                                          (86,858)         (379,344)        (10,769)
-------------------------------------------------------------------------------------

CASH PROVIDED BY (USED
FOR) FINANCING ACTIVITIES

  Shares issued for debts                       -                 -               -
  Shares issued for
    consulting fees                             -                 -               -
Shares issued for cash                          -           500,000         110,000
  Investors' deposits                           -                 -               -
-------------------------------------------------------------------------------------
                                                -           500,000         110,000
-------------------------------------------------------------------------------------


CASH PROVIDED BY (USED
FOR) INVESTING ACTIVITIES

  Acquisition of capital assets                 -           (28,689)              -
  Acquisition of resource
    interests                                   -              (100)              -
-------------------------------------------------------------------------------------
                                                -           (28,789)              -
-------------------------------------------------------------------------------------


INCREASE (DECREASE) IN
CASH POSITION                             (86,858)           91,867          99,231

CASH POSITION,
beginning of year                         229,304           137,437          38,206
-------------------------------------------------------------------------------------

CASH POSITION,
end of year                               142,446           229,304         137,437
=====================================================================================

MINCO MINING & METALS CORPORATION

Notes to Financial Statements
(IN CANADIAN DOLLARS)
February 19,1996 and
December 31, 1995 and 1994


1.     SIGNIFICANT ACCOUNTING POLICIES

       a)    Capital Assets

             Amortization is provided on a declining-balance basis as follows:

                    Computer equipment                          30% per annum
                    Office equipment and furniture              20% per annum

       b)    Mineral Interests

             The Company follows the method of accounting for its mineral interests whereby all direct costs related to acquisition, exploration and development are capitalized by property.

             Management periodically reviews and obtains independent geologist reports in determining if adjustments to the carrying values of each of its mineral properties, on a property-by-property basis, are required to record those properties at net realizable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimates and may result in future write-downs of capitalized property carrying values.

             On the commencement of commercial production, costs will be amortized on the unit-of-production over proven probable reserves.

             The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

       c)    Property Option Agreements

             From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

MINCO MINING & METALS CORPORATION

Notes to Financial Statements
(IN CANADIAN DOLLARS)
February 19,1996 and
December 31, 1995 and 1994


2.     MINERAL INTERESTS

       The Company has entered into a joint venture agreement with the Sichuan Bureau of Geology and Mineral Resources ("SBGMR"). SBGMR is the holder of exploration rights to the Chapuzi Gold Deposit in Sichuan Province, China.

       Pursuant to the agreement, the Company shall have the right to earn a 51% interest by spending CDN$5 million on exploration and development.

       As at December 31, 1995, the Company has incurred $135,201 in connection with the expenses of investigation and signing of the joint venture agreement. These costs have been expensed together with other property investigation.

       The mineral interest is carried at a minimal amount of $100.


3.     CAPITAL ASSETS

                                         February 19, 1996           Net Book Value,
                                       ---------------------------------------------
                                                                         December 31
                                                                       -------------
                                                            Net
                                       Accumulated         Book
                               Cost    Amortization       Value        1995     1994
-------------------------------------------------------------------------------------
Computer equipment          $14,358          $2,690     $11,668     $12,204     $  -

Office equipment
and furniture                14,331           1,790      12,541      12,898        -
-------------------------------------------------------------------------------------
                            $28,689          $4,480     $24,209     $25,102     $  -
=====================================================================================


4.     SHARE CAPITAL

       a)    Authorized:  20,000,000 common shares without par value.

       b)    Issued:

                                                              Shares             Amount
-----------------------------------------------------------------------------------------
Balance, December 31, 1993                                 1,785,873          2,416,474

Issued pursuant to exercise of warrants at $0.22 per         500,000            110,000
share
-----------------------------------------------------------------------------------------
Balance, December 31, 1994                                 2,285,873          2,526,474

Issued pursuant to a private placement                       500,000            500,000
-----------------------------------------------------------------------------------------
Balance, February 19, 1996 and December 31, 1995           2,785,873          3,026,474
=========================================================================================

4.     SHARE CAPITAL   (continued)

MINCO MINING & METALS CORPORATION

Notes to Financial Statements
(IN CANADIAN DOLLARS)
February 19,1996 and
December 31, 1995 and 1994


       c) 125,000 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

       d) The Company has granted incentive stock options to directors and employees for 156,750 shares exercisable at $1.00 per share, expiring June 2, 2000.

       e) The Company has agreed to issue 437,500 additional escrow shares to its directors at $0.01 per share. These shares were issued subsequent to the year-end.

       f) The Company has agreed to issue, subject to regulatory approval, 200,000 shares as finder's fees in connection with the joint venture as described in Note 2.


5.     REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

                                 Jan. 1 - Feb. 19                Year Ended
                                 ----------------          ----------------
                                                                December 31
                                                                -----------
                                             1996         1995         1994
-----------------------------------------------------------------------------
Accounting services                       $ 1,425      $10,400      $     -
Management and consulting fees             13,233       45,864       24,000
Office and miscellaneous                        -            -            -
Salaries                                    4,520       33,000            -
----------------------------------------------------------------------------
                                          $19,178      $89,264      $24,000
============================================================================


6. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

       These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which conforms with the GAAP in United States in most aspects. Total assets and total liabilities computed in accordance with U.S. GAAP are not materially different from the amounts determined in accordance with Canadian GAAP. The only significant differences are as follows:

       a)    Impairment of Long-Lived Assets

             In March 1995, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangible assets being held and used by an entity be reviewed for impairment by estimating the fair value of future cash flows from use and disposition of the assets whenever circumstances indicate that the carrying amount of such assets may not be recoverable. There was no effect on the Company's financial statements of adopting SFAS No. 121 as required by U.S. GAAP.

MINCO MINING & METALS CORPORATION

Notes to Financial Statements
(IN CANADIAN DOLLARS)
February 19,1996 and
December 31, 1995 and 1994


6. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

       b)    Loss Per Share

             In February 1996, Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share" was issued by the U.S. FASB. SFAS No. 128 established standards for computing and presenting earnings per share ("EPS") and simplifies the existing standards. This standard replaced the presentation of primary EPS with a presentation of basic EPS. It also requires the dual presentation of basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. There was no effect on the Company's consolidated financial statements in adopting SFAS No. 128 as required by U.S. GAAP.

       c)    Escrow Shares

             Escrow shares (see Note 4c) may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%.

             U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense.

             There were no share released from escrow in from 1992 to 1996.

             As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purpose of loss per share under U.S. GAAP. Its effect on the Company's financial statements is presented in Note 6(e).

       d)    Stock Compensation Expense

             In October 1995, the U.S. FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Stock compensation expense under stock option plan is computed as the excess between the market value of shares and the option's exercise price times the number of shares issuable when the option is granted. The amount is then recognized in the operations statement over the vesting period. There was no effect on the Company's financial statements in adopting SFAS No. 123 as required by U.S. GAAP.

MINCO MINING & METALS CORPORATION

Notes to Financial Statements
(IN CANADIAN DOLLARS)
February 19,1996 and
December 31, 1995 and 1994


6. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

       e) Net loss for the period, share capital, weighted average number of shares for purpose of loss per share and loss per share after accounting for stock compensation expense and escrow shares, as required by U.S. GAAP, are as follows:

                                         Jan. 1 -
                                          Feb. 19
                                             1996              1995            1994
                                        ---------         ---------       ---------
                                      (Unaudited)
Net loss for the period
(Canadian GAAP)                         $ (89,247)        $(424,198)      $(102,474)

Release of escrow shares as
compensation expense                            -                 -               -

Stock compensation expense                      -                 -               -
-------------------------------------------------------------------------------------

Net loss for the period
(U.S. GAAP)                               (89,247)         (424,198)       (102,474)
=====================================================================================

Share capital (Canadian GAAP)           3,026,474         3,026,474       2,526,474

Stock option compensation                                         -               -

Deferred stock compensation
expense                                         -                 -               -
-------------------------------------------------------------------------------------

Share capital (U.S. GAAP)               3,026,474         3,026,474       2,526,474
=====================================================================================

Weighted average number of
shares for purpose of loss
per share (U.S. GAAP)                   2,386,900         2,386,900       1,798,583
=====================================================================================

Loss per share (U.S. GAAP)                  (0.04)            (0.18)          (0.06)
=====================================================================================

       f) U.S. GAAP requires additional disclosures of stock options, as follows:

                                                  Number of     Exercise
                                                  Shares        Price      Expiry Date
                                                  ------        -----      -----------
             Balance, December 31, 1994                  -
             Options granted                       156,750       $1.00     June 2, 2000
                                                   -------

             Balance, December 31, 1995
             and February 19, 1996                 156,750
                                                   =======

MINCO MINING & METALS CORPORATION

Notes to Financial Statements
(IN CANADIAN DOLLARS)
February 19,1996 and
December 31, 1995 and 1994


6. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

       g) Consolidated Statement of Changes in Financial Position and Consolidated Statement of Cash Flows

             U.S. GAAP requires the statement of cash flows to disclose supplemental non-cash activities. For 1993, certain debts and consulting fees valued at $20,000 and $11,250, respectively, were paid by way of issuing common shares of the Company. For Canadian GAAP, these transactions were included as part of the issuance of share capital in the financing activities section fo the statement of changes in financial position.

             Apart from the disclosure of supplementary non-cash activities in 1993, the statement of cash flows, as required by U.S. GAAP, of all periods are not materially different from the statement of changes in financial position.

                                 EXHIBIT INDEX

Exhibit
Number     Description
-------    -----------
  *3.(i)   Articles of Incorporation and all amendments

  *3.(ii)  Bylaws

 **10.1    Assignment of Contracts and Share Purchase Agreements Between
           Registrant and Pacific Canada Resources, Inc., dated February 19,
           1996

 **10.2    Sale and Purchase Agreement between Registrant and China Clipper Gold
           Mines, Ltd., dated February 27, 1997

 **10.3    Cooperation Agreement Between Registrant and Baiyin Non-Ferrous
           Metals Company dated October 18, 1996 regarding the Changba-Lijiagou
           Lead-Zinc Deposit

 **10.4    Cooperation Agreement Between Pacific Canada Resources, Inc.,
           Patrician Gold Mines, Ltd. and the First Geoexploration Bureau of
           Ministry of Metallurgical Industry dated November 17, 1994

 **10.5    Joint Venture Agreement between Geoexploration Corporation of the
           First Geoexploration Bureau and Triple Eight Minerals Corporation dated December 25, 1995

 **10.6    Cooperation Agreement Between Sichuan Bureau of Geology and Mineral
           Resources and Registrant dated July 27, 1996

 **10.7    Cooperation Agreement Between Registrant and Bureau of Geology and
           Mineral Resources of Xinjiang Uygur Autonomous Region dated May 27,
           1996

 **10.8    Letter of Intent Among Pacific Canada Resources, Inc., Teck
           Exploration Ltd. and Baiyin Non-Ferrous Metals Corporation dated June
           6, 1995

 **10.9 Investment and Participation Agreement dated February 20, 1996 Among the Registrant, Teck Corporation and Cominco Ltd.

 **10.10   Letter of Intent Between Sichuan Bureau of Geology and Mineral
           Resources and Registrant dated October 15, 1996

 **10.11   Consulting Agreement dated June 25, 1996 between Registrant and
           Kaisun Group Canada, Inc.

 **10.12   Consulting Agreement dated June 25, 1996 between Registrant and Peter
           Tsaparas

 **10.13   Employment Agreement dated November 1, 1996 between Registrant and
           Peter Tsaparas

 **10.14   Consulting Agreement dated June 25, 1996 between Registrant and Colin
           McAleenan

 **10.15   Consulting Agreement dated June 25, 1996 between Registrant and
           1066098 Ontario, Inc.

 **10.16   Stock Option Agreement between Registrant and Petros Tsaparas dated
           June 2, 1995. Identical, except for price and number of shares to stock option agreements entered into between Registrant and other officers and directors

 **10.17   Stock Escrow Agreement dated December 24, 1993 between Montreal Trust
           Company of Canada, Consolidated Caprock Resources, Ltd. and certain shareholders of Consolidated Caprock Resources, Ltd.

 **10.18   Performance Shares Escrow Agreement dated August 17, 1995 between
           Registrant, Montreal Trust Company of Canada and certain shareholders of Registrant

   10.19   Assignment dated January 17, 1997 from Magko to Registrant

   10.20   Letter of Intent dated May 13, 1997 between Registrant, Magko and
           South Kyrgyz Geological Expedition

  10.21    License dated April 11, 1997 from the Agency for Geology and Mineral
           Resources of the Government of the Kyrgyz Republic to Magko

  10.22    Assignment dated April 17, 1997 between Triple Eight Minerals
           Corporation and Geoexploration Corporation of the First
           Geoexploration Bureau of the People's Republic of China

  10.23    Agreement dated July 16, 1997 between Registrant and Camden Financial

  10.24    Cooperation Agreement dated November 17, 1997 between Registrant and
           Baiyin Non-Ferrous Metals Company

  23.1     Consent of Independent Accountants dated January 20, 1998

  23.2     Consent of Independent Accountants dated January 20, 1998

  23.3     Consent of Independent Geological Consultant - A.C.A. Howe
           International, Limited

  23.4     Consent of Independent Geological Consultant - H.A. Simons, Ltd.

  23.5     Consent of XRAL Laboratories

*Incorporated herein by reference to the corresponding exhibit filed with Registrant's original form 20F filed May 29, 1997, withdrawn July 21, 1997

**Incorporated herein by reference to exhibits 3a through 3r respectively, filed with Registrant's original form 20F filed May 29, 1997, withdrawn July 21, 1997